    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 96

                                                         REGISTRATION NO.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                              YURIE SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
        DELAWARE                     3669                    52-1778987
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)
                             10000 DEREKWOOD LANE
                               LANHAM, MD 20706
                                (301) 352-4600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                               DR. JEONG H. KIM
                            CHIEF EXECUTIVE OFFICER
                              YURIE SYSTEMS, INC.
                             10000 DEREKWOOD LANE
                               LANHAM, MD 20706
                                (301) 352-4600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
   RICHARD A. STEINWURTZEL, ESQUIRE         RICHARD C. TILGHMAN, JR., ESQUIRE
    FRIED, FRANK, HARRIS, SHRIVER &              PIPER & MARBURY L.L.P.
               JACOBSON                           CHARLES CENTER SOUTH
    1001 PENNSYLVANIA AVENUE, N.W.               36 SOUTH CHARLES STREET
               SUITE 800                           BALTIMORE, MD 21201
       WASHINGTON, DC 20004-2505                     (410) 539-2530
            (202) 639-7000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                  [_] ____________________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
   [_]
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                             PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                AGGREGATE          AMOUNT OF
       SECURITIES TO BE REGISTERED         OFFERING PRICE(1)(2) REGISTRATION FEE
--------------------------------------------------------------------------------
Common Stock, $.01 par value.............      $46,000,000         $13,939.39

-------------------------------------------------------------------------------
(1) Includes shares which the Underwriters have the option to purchase from certain stockholders of the Company to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                              YURIE SYSTEMS, INC.

                             CROSS-REFERENCE SHEET

         PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN
                     PROSPECTUS OF PART I ITEMS OF FORM S-1

             ITEM NUMBER AND HEADING IN
          FORM S-1 REGISTRATION STATEMENT              LOCATION IN PROSPECTUS
          -------------------------------              ----------------------
  1. Forepart of the Registration Statement      Facing Page; Outside Front Cover
     and Outside Front Cover of Prospectus....    Page
  2. Inside Front and Outside Back Cover Pages
     of Prospectus............................   Inside Front and Outside Back
                                                  Cover Pages
  3. Summary Information, Risk Factors and
     Ratio of Earnings to Fixed Changes.......   Prospectus Summary; Risk Factors
  4. Use of Proceeds..........................   Use of Proceeds
  5. Determination of Offering Price..........   Underwriting
  6. Dilution.................................   Dilution
  7. Selling Security Holders.................   Not Applicable
  8. Plan of Distribution.....................   Outside and Inside Front Cover
                                                  Pages; Underwriting; Outside
                                                  Back Cover Page
  9. Description of Securities to be             Description of Capital Stock;
     Registered...............................    Shares Eligible for Future Sale
 10. Interests of Named Experts and Counsel...   Not Applicable
 11. Information with Respect to the             Outside and Inside Front Cover
     Registrant...............................    Pages; Prospectus Summary; Risk
                                                  Factors; Dividend Policy;
                                                  Dilution; Capitalization;
                                                  Selected Financial Data;
                                                  Management's Discussion and
                                                  Analysis of Financial Condition
                                                  and Results of Operations;
                                                  Business; Management; Certain
                                                  Transactions; Principal
                                                  Stockholders; Description of
                                                  Capital Stock; Shares Eligible
                                                  for Future Sale; Financial
                                                  Statements
 12. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities..............................   Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION
                                                                NOVEMBER 7, 1996
[LOGO]

                                4,000,000 Shares

                              YURIE SYSTEMS, INC.

                                  Common Stock

                                   --------

  All of the 4,000,000 shares of Common Stock offered hereby are being sold by Yurie Systems, Inc. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial
public offering price will be between $   and $   per share. See "Underwriting"
for the factors to be considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on the Nasdaq Stock Market (National Market) upon completion of this offering under the trading symbol "YURI."

                                   --------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                SEE "RISK FACTORS" COMMENCING ON PAGE 5 HEREOF.

                                   --------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               PRICE   UNDERWRITING    PROCEEDS
                                                 TO      DISCOUNTS        TO
                                               PUBLIC AND COMMISSIONS COMPANY(1)
--------------------------------------------------------------------------------
Per Share....................................   $          $             $
--------------------------------------------------------------------------------
Total(2).....................................  $           $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Before deducting expenses payable by the Company estimated at $600,000.
(2) Certain stockholders of the Company have granted to the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock on the same terms and conditions as the securities offered hereby, solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares to the public at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and proceeds to the certain
    stockholders of Company will be $  , $   and $  , respectively. See
    "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
     , 1996.

Alex. Brown & Sons                                   Wessels, Arnold & Henderson
  INCORPORATED

                   THE DATE OF THIS PROSPECTUS IS      , 1996

                                   [GRAPHIC]

                       [LDR200 PICTURE WITH DESCRIPTION]


                               ----------------

  Yurie Systems(TM), Yurie(TM), LDR(TM), LANET(TM) and AQueMan(TM) are trademarks of the Company. All other trade names and trademarks referred to in this prospectus are the property of their respective owners.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise indicated, information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  Yurie Systems, Inc. ("Yurie" or the "Company") designs, manufactures, markets and services asynchronous transfer mode ("ATM") access products for telecommunications service providers, corporate end users and government end users. ATM is a standard for packaging and switching digital information that facilitates high speed information transmission with a high degree of efficiency. End users of telecommunications services have traditionally maintained separate wide area networks ("WANs") for transmitting voice, data, video and other electronic information among geographically dispersed locations. ATM technology is conducive to consolidating these networks. The network consolidation brought about by employing ATM access products can provide savings in WAN communication costs and simplify network management.

  Yurie is a leading supplier of ATM access products. The Company's LDR100, introduced in February 1995, was one of the first commercially available ATM access products. The LDR200, Yurie's second generation ATM access product, was released in September 1996. The Company designed its ATM access products to be flexible and scaleable, so that customers can realize the benefits of ATM while preserving their investments in existing equipment. The LDR products adhere to industry-wide technical standards, allowing users to integrate the products into current networks operating with other standards-compliant products. Yurie's proprietary adaptive queue management algorithm ("AQueMan") allows the LDR products to reduce network congestion while maintaining quality of service. The Company's Limitless ATM Network Protocol ("LANET") is capable of transporting ATM traffic over circuits of varying speed and quality, including poor quality circuits. The Company's ATM access products incorporate a variety of value-added features, including compact size, scaleability, reliability, encryption capabilities and a broad variety of access interfaces.

  The Company's strategy centers on maintaining its technological leadership, developing both the telecommunications service provider and corporate end user markets while continuing to pursue government end user markets, developing international markets and building strategic relationships. Since 1994, Yurie has had a significant strategic relationship with AT&T. In August 1995, pursuant to this relationship, AT&T and Yurie entered into an agreement (the "AT&T Agreement") to facilitate the joint technical evaluation and marketing of the Company's LDR products. Under the AT&T Agreement, as amended in May 1996, AT&T has a three-year exclusive right to market and sell the LDR100 and the LDR200 in U.S. federal, state and local government markets, as well as certain foreign government markets, and has committed to purchase at least $6.5 million, $10.0 million and $10.0 million of the LDR200 in 1996, 1997 and 1998, respectively.

  The Company was founded in February 1992 by Dr. Jeong H. Kim, the Company's Chief Executive Officer and Chairman of the Board of Directors. The Company began developing ATM products in 1994 and began product shipments in February 1995. Prior to 1994, the Company's business operations consisted primarily of telecommunications consulting and related service activities.

  The Company was incorporated in Maryland in February 1992 as Integrated Systems Technology, Inc. In April 1996, it changed its name to Yurie Systems, Inc. and reincorporated in Delaware in August 1996. Yurie's executive offices are located at 10000 Derekwood Lane, Lanham, Maryland 20706, its telephone number is (301) 352-4600 and its e-mail address is info@yurie.com.

                                  RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company................ 4,000,000 shares
Common Stock outstanding after the offering........ 24,608,400 shares(1)
Use of proceeds.................................... General corporate purposes, including working capital.
Proposed Nasdaq National Market symbol............. YURI

--------
(1) Excludes (i) 2,957,242 shares of Common Stock issuable upon the exercise of stock options outstanding as of November 7, 1996 at a weighted average exercise price of approximately $1.15 per share, substantially all of which are not exercisable as of the date of this Prospectus; and (ii) 242,758 shares of Common Stock reserved for future issuance under the Company's 1996 Non Statutory Stock Option Plan (the "Stock Option Plan"). See "Management--Stock Option Plan."

  The following table presents summary audited and unaudited financial data which has been derived from and should be read in conjunction with the Company's Audited and Unaudited Balance Sheets and Statements of Operations and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             NINE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                   ------------------------- ------------------
                                    1993     1994     1995     1995     1996
                                   ------- -------- -------- -------- ---------
STATEMENT OF OPERATIONS DATA:
 Total revenue.................... $  194  $  1,144 $  5,971 $  3,960 $  15,038
 Gross profit.....................     52       420    3,460    2,044     9,407
 Income (loss) from operations....    (17)      161    1,444      673     4,503
 Net income (loss)................    (23)      121      897      416     2,739
 Net income per common share......                  $   0.04          $    0.13
 Weighted average common and
  common equivalent shares
  outstanding.....................                    21,681             21,721

                                                     SEPTEMBER 30, 1996
                                             -----------------------------------
                                             ACTUAL  PRO FORMA(1) AS ADJUSTED(2)
                                             ------- ------------ --------------
BALANCE SHEET DATA:
 Cash and cash equivalents.................. $ 6,202   $11,002       $47,602
 Working capital............................   2,598     7,398        43,998
 Total assets...............................  11,031    15,831        52,431
 Total stockholders' equity.................   3,842     8,642        45,242

--------
(1) The pro forma data give effect to the sale of 400,000 shares of Common Stock to Amerindo Technology Growth Fund Inc. ("Amerindo") on November 7, 1996 for $4.8 million (the "Amerindo Transaction"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Adjusted to give effect to the issuance of the 4,000,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $10.00 per share) and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds."

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

  Certain statements included in this Prospectus are forward-looking, such as statements regarding the anticipated growth in demand for ATM access products, the anticipated growth in the Company's revenues from the development, manufacture and sale of ATM access products, the expectation that such revenue growth will result largely from sales of ATM access products to telecommunications service providers and corporate end users and the anticipated expansion of the Company's international activities. Such forward-looking statements, in addition to information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Prospectus, are based on the Company's current expectations and are subject to a number of risks and uncertainties that could cause actual results in the future to differ significantly from results expressed or implied in any forward-looking statements made by, or on behalf of, the Company. These and other risks are detailed below.

  Limited Operating History and Operating Results. The Company was founded in 1992, began developing ATM access products in 1994 and commenced shipping ATM access products in February 1995. Accordingly, there is only a limited operating history upon which to base an evaluation of the Company and its prospects. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets. To address these risks, the Company must, among other things, respond to competitive developments, develop its technologies, commercialize products incorporating these technologies, and attract, retain and motivate qualified employees. There can be no assurance that the Company will be successful in addressing these risks. The Company expects that its operating expenses will increase in the future, and there can be no assurance that its revenues will increase sufficiently to allow it to maintain profitability, either on an annual or quarterly basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence on ATM; Product Concentration. Although ATM is an industry standard, the ATM access market is still emerging and only a limited number of telecommunications service providers have installed ATM networks. All of the Company's product revenue to date has been derived from the sale of ATM access products, and the Company expects that the sale of ATM access products and related services will continue to account for substantially all of its revenues for the foreseeable future. Virtually all of the Company's sales of ATM access products have been to government agencies or third parties deploying the Company's ATM access products on behalf of government agencies, and there can be no assurance that the Company's ATM access products will achieve acceptance in the corporate end user market to the same degree as in the government end user market. The Company's success will depend on the market acceptance of ATM technology as a preferred networking solution relative to other existing or newly developed solutions. The failure of ATM-based networking products to achieve widespread market acceptance would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Industry Background."

  Sales of the Company's LDR access products have accounted for substantially all of its revenue to date, and these products and related enhancements are expected to continue to account for a majority of the Company's revenue at least through 1997. The Company's success depends in large part on continued sales of the LDR product line. A decline in either demand for or the average sales prices of the Company's LDR products, whether as a result of new product introductions by competitors, price competition, technological change, inability to provide enhancements on a timely basis or otherwise, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--The LDR Product Family and Supporting Services."

  Dependence on Government Business. Sales of products and services to the U.S. government or government contractors represented 100.0% of the Company's revenue for the years ended December 31, 1994, December 31, 1995 and for the nine months ended September 30, 1996. Such government customers are often subject to budgetary pressures and may from time to time reduce their expenditures and/or cancel orders. A reduction in sales to these government customers would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Customers and End Users."

  Dependence on Strategic Relationships, Particularly the AT&T Relationship. A major component of the Company's strategy involves the establishment of strategic relationships with telecommunications equipment providers and telecommunications service providers to leverage these entities' distribution networks. The failure of the Company to establish these relationships would have a material adverse effect on the Company's growth prospects. The Company has had a significant strategic relationship with AT&T since 1994, pursuant to which AT&T and the Company entered into the AT&T Agreement in August 1995. The AT&T Agreement provides, among other things, for the joint technical evaluation and marketing of LDR products by Yurie and AT&T. The AT&T Agreement, as amended in May 1996, grants AT&T a three-year exclusive right to market and sell the LDR100 and the LDR200 products solely in U.S. federal, state and local government markets as well as certain foreign government markets. Under the AT&T Agreement, AT&T has guaranteed minimum annual purchase orders for the LDR200 of $6.5 million, $10.0 million and $10.0 million for calendar years 1996, 1997 and 1998, respectively. Sales pursuant to the AT&T Agreement have generated a majority of the Company's revenue to date. In 1994, 1995 and the first nine months of 1996, sales to AT&T represented 52.4%, 71.8% and 91.4%, respectively, of the Company's revenue. If the Company fails to fulfill any of its material obligations under the AT&T Agreement, AT&T could terminate the agreement. Any such termination would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--AT&T Relationship."

  Fluctuations in Quarterly Operating Results. The Company may experience significant fluctuations in future quarterly operating results. Fluctuations may be caused by many factors, including the timing of new product introductions or technological advances by the Company or its competitors; market acceptance of enhanced or new versions of the Company's products, including the LDR200 product line; the size and timing of individual orders of the Company's products; price reductions by the Company or its competitors; changes in the distribution channels through which the Company's products are sold; the addition or loss of significant customers; the mix of the products sold by the Company; the ability of the Company to obtain sufficient supplies of sole or limited source components for the Company's products; and general economic conditions. Quarterly fluctuations in purchase orders by AT&T, or inventory buildups by AT&T and its customers, also will cause fluctuations in the Company's operating results. In addition, changes in the mix of the products sold by the Company or the distribution channels through which the Company's products are sold may cause fluctuations in the Company's gross and operating margins. Also, the Company's anticipated operating expense levels are based, in part, on its expectations as to future revenue and, as a result, net income may be disproportionately affected by a reduction in revenue.

  The Company has recently experienced a period of revenue growth and a substantial increase in orders, customers and employees. This growth, however, is not necessarily indicative of future results. In addition, in view of the significant growth of the Company's operations in the past two years, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. The Company has not experienced seasonal trends to date, but the Company's business, operating results and financial condition may be affected by such trends in the future. Fluctuations in operating results may result in volatility in the price of the Company's Common Stock. See "--No Prior Trading Market; Potential Volatility of Stock Price" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  New Management Team and Strategies; Management of Growth. Since January 1996, the Company has recruited and hired Barton Y. Shigemura as its Senior Vice President of Sales and Marketing, Charles S. Marantz as its Chief Financial Officer and most other key members of management, particularly in the areas of sales, marketing, operations and administration. As a result, the key members of the Company's management team have worked together for only a short time. The new management team has recently initiated a series of strategies designed to accelerate the Company's growth. There can be no assurance that these strategies will be successful. In addition, the Company expects to hire additional employees and there can be no assurance that it will be successful in hiring, integrating or retaining these employees. See "Business--Strategy" and "Management."

  The Company's growth has placed, and will continue to place, strains on its management, operations and systems. To manage its growth, the Company must continuously evaluate the adequacy of its existing systems and procedures, including its financial and internal control systems and management structure. There can be no assurance that the Company's management will adequately anticipate all of the changing demands that growth will impose on the Company's systems, procedures and structure. Any failure by the Company's management to anticipate effectively, implement and manage the changes required to sustain the Company's growth would have a material adverse effect on the Company.

  Dependence on Proprietary Technology. The Company's ability to compete successfully will depend, in part, on its ability to protect the proprietary technology contained in its products. The Company currently relies upon a combination of trade secret, copyright, patent and trademark laws, as well as contractual restrictions, to establish and protect its proprietary rights. The Company also seeks to enter into non-competition, proprietary information and assignment of invention agreements with its employees and non-disclosure agreements with certain of its suppliers, distributors and customers that are designed to limit access to and disclosure of its proprietary information. There can be no assurance that these statutory and contractual arrangements can effectively deter misappropriation of the Company's technology or independent third-party development of competing technologies.

  The Company has one issued patent for its LANET protocol. The Company intends to make the technology covered by the LANET patent available in unmodified form, at no cost to the public, in the belief that this release will create demand for and facilitate widespread use of LANET and increase name recognition for Yurie as the developer of LANET. Two additional patent applications have been filed for (i) the AQueMan algorithm developed by the Company to regulate and prioritize the flow of traffic in ATM access products and (ii) error-tolerant addressing to enhance the ability to transport ATM cells over noisy links (e.g., wireless circuits). The Company intends to file another patent application within the next six months for a method to simplify authentication and key exchange in the establishment of secure data links. There can be no assurance that the applications will result in issued patents or that the Company's existing patent or future patents will be upheld as valid or prevent the development of competing products. The failure of the Company to obtain a patent for AQueMan, or to be granted patents for any of its other Company-developed technologies, could have a material adverse effect on the Company's business. Defense of patents can be very costly and unsuccessful patent litigation could have a material adverse effect on the Company's competitive position. In addition, there can be no assurance that third parties will not accuse the Company of patent infringement with respect to current or future products. Any such claims could require the Company to spend significant sums in litigation, pay damages, develop non-infringing technology or acquire technology licenses. Also, effective copyright and trade secret protection may not be available in every foreign country in which the Company's products are or may be deployed. See "Business--Intellectual Property, Proprietary Information and Technical Know How."

  Rapid Technological Development; New Products; Product Errors. The market for the Company's products is generally characterized by rapidly changing technology, evolving industry standards and frequent new product introductions that can render existing products obsolete or unmarketable. The Company's success will depend to a substantial degree upon its ability to develop and introduce in a timely fashion, enhancements to its existing products and new products that meet changing customer requirements and emerging industry standards. The failure of the Company to introduce new products and respond to industry changes on a timely basis could have a material adverse affect on the Company's business, results of operations and financial condition.

  The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. Furthermore, the introduction and marketing of new or enhanced products require the Company to manage the transition from existing products in order to minimize disruption in customer purchasing patterns. There can be no assurance that the Company will be successful in developing and marketing, on a timely basis, new products or product enhancements, that its new products will adequately address the changing needs of the marketplace, or that it will successfully manage the transition from existing products. Nor can there be any assurance that the Company will be able to identify, develop, manufacture or support new products successfully, that such new products will gain market acceptance or that the Company will be able to respond effectively to technological changes, emerging industry standards or product announcements by competitors. In addition, the Company has on occasion experienced delays in the introduction of product enhancements and new products. There can be no assurance that in the future the Company will be able to introduce product enhancements or new products on a timely basis. Products as complex as those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released, and such errors have occurred in the Company's products in the past. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in the loss or delay in market acceptance of the Company's products, diversion of development resources, damage to the Company's reputation or increased service or warranty costs, any of which could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business--The LDR Product Family and Services" and "--Research and Development."

  Furthermore, from time to time, the Company may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycle of the Company's existing product offerings. There can be no assurance that announcements of product enhancements or new product offerings will not cause customers to defer purchasing existing Company products or cause resellers to return products to the Company. Failure to introduce new products or product enhancements effectively and on a timely basis, customer delays in purchasing products in anticipation of new product introductions and any inability of the Company to respond effectively to technological changes, emerging industry standards or product announcements by competitors, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--The LDR Product Family and Services" and "--Research and Development."

  Highly Competitive and Consolidating Market. Although the market for ATM access products is still evolving, the Company anticipates that it will become intensely competitive. The Company's direct competitors include ADC Kentrox and OnStream Networks, which recently entered into an agreement to be acquired by 3Com. Both ADC Kentrox and OnStream Networks have already produced ATM access products that are directly competitive with the Company's products. In addition, Sahara Networks is reportedly developing an ATM access product that will be directly competitive with the Company's products. Other companies, including Cisco Systems/StrataCom, Cascade Communications, General DataComm and Newbridge Networks have developed networking equipment that may be competitive with the Company's products. The Company expects that some or all of these companies and other networking and computer systems companies may in the future announce plans to develop ATM access products that are directly competitive with the Company's products. In addition, companies with interests in other segments of the ATM market, such as central office equipment vendors, cable television operators and long-distance telephone carriers, including AT&T, may seek to apply their expertise to the ATM markets served by the Company.

  The entrance of new competitors would be likely to intensify competition in the ATM access market. Some of the Company's current and possible future competitors have greater financial, technical, marketing and other resources than the Company, and some have well established relationships with current and potential customers of the Company. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share or that competition will increase as a result of networking industry consolidation. Increased competition may result in price reductions, reduced profitability and loss of market share, any of which would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Competition."

  In addition, there has recently been an increase in acquisitions by large, well-established networking companies of smaller networking companies that possess technology that will allow the larger companies to offer a more complete product line. Companies that have announced or completed acquisitions include Cisco Systems, Bay Networks, Cabletron Systems and 3Com. Consolidation within the industry could lead to even greater competition than currently exists. In addition, the ability of these larger companies to offer customers total networking solutions from one vendor in the future may have a material adverse effect on the Company's sales.

  Dependence on Manufacturers and Suppliers. The Company relies on one manufacturer, Sanmina Corporation, to manufacture the majority of its common equipment circuit packs, backplanes, chassis and printed circuit board assemblies. Yurie does not have a contract with Sanmina Corporation or any other manufacturer, and all of the Company's products are manufactured pursuant to individual purchase orders. In the past, Yurie has also used several other manufacturers as supplemental sources for backplanes, chassis and printed circuit boards, and may use these manufacturers in the future as necessary. Because the Company cannot control its third party manufacturers, reliance on such manufacturers may reduce the Company's flexibility and responsiveness to changes. To the extent the Company would be required to find replacements for Sanmina Corporation and its other manufacturers, a change in manufacturers could result in short term cost increases and time delays in deliveries of finished assemblies, which would have a material adverse effect on the Company's business and operating results and possibly on its relationships with customers. While Yurie maintains some level of safety stock on critical components and some level of reserve inventory, these levels would not be sufficient to meet increases in demand occurring simultaneously with delayed deliveries of common equipment circuit packs, backplanes, chassis and printed circuit board assemblies. See "Business--Manufacturing and Suppliers."

  Certain components used in the Company's products, including microprocessors and communications chips that are manufactured by PMC-Sierra, Inc., Hewlett-Packard Company, Integrated Device Technology, Inc., Xilinx, Inc. and Altera Corporation, are currently available from only one supplier. In the past, the Company has experienced shortages of certain of these components because of vendor production problems and the inability of suppliers to increase delivery rates to meet the Company's requirements. In addition, the Company has experienced shortages of certain other key components. These component shortages and delays have resulted in delays in the shipment of the Company's products, and the component shortages have also resulted in higher component costs. When these components are in short supply, Yurie must compete for them with larger companies that often have longer established relationships with these vendors. Certain components used in the Company's products require an order lead time of up to 12 weeks. Other components that currently are readily available may become difficult to obtain in the future. Failure of the Company to predict accurately its required quantities of these long lead time components could result in either shortages or excess inventory of such components, which could have a material adverse effect on the Company's business and operating results.

  Any extended delay in deliveries of components or of finished printed circuit board assemblies would have a material adverse effect on the Company's business and operating results and possibly on its relationships with customers. Although Yurie typically maintains some reserve inventory of components, this inventory would not cover a significant delay in the delivery of such components. See "Business-- Manufacturing and Suppliers."

  Dependence on Key Personnel. The Company's success depends to a significant extent upon a number of key technical and management employees, including Jeong H. Kim, the Company's Chief Executive Officer and Chairman of the Board of Directors, Kwok L. Li, the Company's President, Chief Operating Officer and a Director, and Barton Y. Shigemura, the Company's Senior Vice President of Sales and Marketing and a Director. The Company has employment agreements with Dr. Kim and Mr. Li. The loss of the services of any of the Company's key employees could have a material adverse effect on the Company. The Company does not maintain life insurance policies on any key employees. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain additional highly-skilled technical, managerial, sales and marketing personnel. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting, hiring, integrating and retaining the personnel that it requires. See "Management--Directors, Executive Officers and Key Employees."

  Compliance with Regulations and Evolving Industry Standards. The Company's products must meet a significant number of voice and data communications regulations and standards, some of which are evolving as new technologies are deployed. In the U.S., the Company's products must comply with various regulations defined by the Federal Communications Commission and Underwriters Laboratories, as well as standards established by Bell Communications Research ("Bellcore"). Internationally, the Company's products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of the International Telecommunications Union ("ITU"). In addition, telecommunications service providers require that equipment connected to their networks comply with their own standards, which may vary from industry standards.

  Industry standards for ATM technology are still evolving. One of the bodies setting industry standards is the ATM Forum, a group of industry participants including equipment manufacturers, telecommunications service providers and end users. As these standards evolve, the Company will be required to modify its products or develop and support new versions of its products. The failure of the Company's products to comply, or delays in achieving compliance, with the various existing and evolving industry standards could delay introduction of the Company's products, which could have a material adverse effect on the Company's business and operating results.

  Government regulatory policies are likely to continue to have a major impact on the pricing of both existing and new public network services and therefore are expected to affect demand for such services and the telecommunications products that support such services. Tariff rates, whether determined autonomously by telecommunications service providers or in response to regulatory directives, may affect the cost effectiveness of deploying public network services. Tariff policies are under continuous review and are subject to change. User uncertainty regarding future policies may also affect demand for telecommunications products, including the Company's products.

  Risks Associated With International Sales, Regulatory Standards and Currency Exchanges. To date, less than 1% of the Company's revenue in each of the years ended December 31, 1994, December 31, 1995 and the nine months ended September 30, 1996 has been derived from orders from international customers. However, the Company anticipates that international sales may increase in absolute dollars and as a percentage of revenue during the year ending December 31, 1997. The Company intends to expand its sales and marketing efforts outside of the U.S. and enter into international markets (excluding certain foreign government markets for which AT&T has the exclusive right to market and sell the LDR100 and the LDR200), which will require significant management attention and financial resources. In order to sell its products internationally, the Company must meet standards established by telecommunications authorities in various countries, as well as the recommendations of the ITU. A delay in obtaining, or the failure to obtain, certification of its products in countries outside of the U.S. could delay or preclude the

Company's sales and marketing efforts in such countries, which could have a material adverse effect on the Company's business and operating results.

  Conducting business outside of the U.S. is subject to certain risks, including longer payment cycles, unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection and potentially adverse tax consequences. Moreover, gains and losses on the conversion to U.S. dollars of accounts receivable not denominated in U.S. dollars and accounts payable arising from international operations may in the future contribute to fluctuations in the Company's business and operating results. The Company currently has no sales or purchase obligations that are denominated in foreign currencies. Should the Company have a material amount of such sales or purchase obligations in the future, the Company may engage in currency hedging activities or derivative arrangements. Fluctuations in exchange rates could affect demand for the Company's products. The imposition of exchange or price controls or other restrictions on foreign currencies could have a material adverse effect on the Company's business and operating results. As the Company increases its international sales, its revenue may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  General Economic Conditions. Demand for the Company's products depends in large part on the overall demand for communications and networking products, which has in the past and may in the future fluctuate significantly based on numerous factors, including capital spending levels and general economic conditions. There can be no assurance that the Company will not experience a decline in demand for its products due to general economic conditions. Any such decline would have a material adverse effect on the Company's business, operating results and financial condition.

  Control by Current Stockholders. Immediately following the consummation of this offering, directors and officers of the Company and their affiliates will beneficially own approximately 79.9% of the outstanding Common Stock (approximately 77.5% if the Underwriters' over-allotment option is exercised in full). As a result, these stockholders will be able to elect a majority of the Company's Board of Directors and approve all matters requiring stockholder approval, and will have significant control over the Company and the conduct of its business. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company.

  No Prior Trading Market; Potential Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop upon consummation of this offering or, if one does develop, that it will be maintained. Consequently, the offering price of the Common Stock will be determined by negotiations between the Company and the representatives of the Underwriters. In addition, the market price of the Common Stock may be volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, developments with respect to patents or proprietary rights, and general market conditions may have a significant effect on the market price of the Common Stock. Further, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. See "Underwriting" for a description of the factors to be considered in determining the initial public offering price.

  Shares Eligible for Future Sale. Sales of substantial amounts of the Common Stock of the Company in the public market, or the prospect of such sales, could have a material adverse affect on the market price of the Common Stock. Immediately following this offering, the Company will have outstanding 24,608,400 shares of Common Stock. The 4,000,000 shares of Common Stock offered hereby (4,600,000 if the Underwriters' over-allotment option is exercised in full) will be eligible for public sale without restriction under the Securities Act by persons other than Affiliates (as that term is defined in Rule 144 under the Securities Act) of the Company. Sales of shares by Affiliates of the Company will be subject to public resale in accordance with Rule 144. Approximately 14,500,000 shares of Common Stock have been owned by existing stockholders for more than two years and will be available for public sale pursuant to Rule 144, subject to the volume and other limitations set forth therein. See "Underwriting." In addition certain of the Company's existing stockholders have registration rights that permit them to demand registration under the Securities Act of their shares beginning 180 days after the consummation of this offering. These registration rights, if exercised, would permit such stockholders to sell, in the aggregate, up to 22,250,000 shares into the public market without being subject to the restrictions of Rule 144.

  The Company and its executive officers, directors and certain stockholders, who will beneficially own an aggregate of 20,872,500 outstanding shares immediately following this offering, have agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. Based on shares outstanding as of November 7, 1996, following the expiration or waiver of the foregoing restrictions on dispositions and any applicable holding periods under Rule 144, 20,608,400 shares of Common Stock owned by existing stockholders will be available for sale into the public market pursuant to Rule 144 (including the volume and other limitations set forth therein) and could impair the Company's future ability to raise capital through an offering of its equity securities.

  The Company intends to register on Form S-8 under the Securities Act as soon as practicable after the effective date of this offering, 3,200,000 shares of Common Stock issued or reserved for issuance under the Stock Option Plan. These registrations will be effective upon filing. As of November 7, 1996, there were 2,957,242 outstanding options for the purchase of shares under the Stock Option Plan. See "Management--Stock Option Plan." Shares registered and issued pursuant to such registration statement will be freely tradable except to the extent that the holders thereof are deemed to be Affiliates of the Company, in which case the transferability of such shares will be subject to the volume limitations set forth in Rule 144 under the Securities Act. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

  Absence of Dividends. The Company has never paid a cash dividend on its Common Stock. The payment of cash dividends on the Common Stock is unlikely for the foreseeable future. See "Dividend Policy."

  Dilution. The purchasers of shares of Common Stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of their Common Stock. At the assumed initial public offering price of $10.00 per share, investors in this offering will incur dilution of $8.16 per share. See "Dilution."

  Antitakeover Effects of Certain Charter, Bylaws and Other
Provisions. Certain provisions of the Company's Certificate of Incorporation ("Certificate") and Bylaws and Delaware law could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of such provisions allow the Company to issue preferred stock with rights senior to those of the Common Stock and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). See "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds from the sale of the 4,000,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $10.00 per share), after deduction of underwriting discounts and commissions and estimated expenses payable by the Company will be approximately $36.6 million. The Company intends to use the net proceeds for general corporate purposes, including working capital. A portion of the net proceeds also may be used for the acquisition of complementary businesses, products or technologies, although the Company currently has no agreements in place, no specified acquisition targets and is not involved in any negotiation with respect to any such acquisitions. Pending their application, the net proceeds of this offering will be invested in short-term U.S. government securities.

                                DIVIDEND POLICY

  The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. The declaration and payment by the Company of any future dividends and the amounts thereof will depend upon the Company's results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements or senior securities and other factors deemed relevant by the Board of Directors.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at September 30, 1996 (i) on an actual basis, (ii) on a pro forma basis after giving effect to the Amerindo Transaction and (iii) on an as adjusted basis to reflect the sale by the Company of 4,000,000 shares of Common Stock offered hereby (assuming an initial public offering price of $10.00 per share) and application of the net proceeds therefrom as described in "Use of Proceeds."

                                                      SEPTEMBER 30, 1996
                                                -------------------------------
                                                ACTUAL PRO FORMA(1) AS ADJUSTED
                                                ------ ------------ -----------
                                                        (IN THOUSANDS)
Stockholders' equity
  Preferred Stock, $.01 par value, 10,000,000
   shares authorized, none issued and
   outstanding................................. $  --     $  --       $   --
  Common Stock, $.01 par value, 50,000,000
   shares authorized, 20,208,400 shares issued
   and outstanding, 20,608,400 shares issued
   and outstanding on a pro forma basis,
   24,608,400 shares issued and outstanding on
   an as adjusted basis(2).....................    202       206          246
Additional paid-in capital.....................    120     4,916       41,476
Retained earnings..............................  3,520     3,520        3,520
                                                ------    ------      -------
Total stockholders' equity.....................  3,842     8,642       45,242
                                                ------    ------      -------
    Total capitalization....................... $3,842    $8,642      $45,242
                                                ======    ======      =======

--------
(1) The pro forma data give effect to the Amerindo Transaction.
(2) Excludes (i) 2,957,242 shares of Common Stock issuable upon exercise of outstanding stock options as of November 7, 1996 at a weighted average exercise price of approximately $1.15 per share, substantially all of which are not exercisable as of the date of this Prospectus and (ii) 242,758 additional shares of Common Stock reserved for future grants under the Stock Option Plan. See "Management--Stock Option Plan."

                                   DILUTION

  As of September 30, 1996, after giving pro forma effect to the Amerindo Transaction, the pro forma net tangible book value of the Company was approximately $8.6 million, or $0.42 per share of Common Stock. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the offering. After giving effect to the sale by the Company of 4,000,000 shares of Common Stock offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses) at an assumed initial public offering price of $10.00 per share and application of the estimated net proceeds therefrom as set forth in "Use of Proceeds," the pro forma adjusted net tangible book value of the Company at September 30, 1996, would have been $45.2 million or $1.84 per share, representing an immediate increase in the pro forma net tangible book value of $1.42 per share to existing stockholders and an immediate dilution of $8.16 per share to investors purchasing shares in this offering. The following table illustrates the resulting per share dilution with respect to the shares offered hereby:

   Assumed initial public offering price per share...........        $10.00
     Pro forma net tangible book value per share before this
    offering.................................................  $0.42
     Increase per share attributable to new investors........   1.42
                                                               -----
   Adjusted pro forma net tangible book value per share after
    this offering............................................          1.84
                                                                     ------
   Dilution per share to new investors.......................        $ 8.16
                                                                     ======

  The following table sets forth, on a pro forma basis as of September 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by new investors (assuming the sale by the Company of 4,000,000 shares offered hereby), before deduction of underwriting discounts and commissions and estimated offering expenses:

                                                                   AVERAGE PRICE
                             SHARES PURCHASED  TOTAL CONSIDERATION   PER SHARE
                            ------------------ ------------------- -------------
                              NUMBER   PERCENT   AMOUNT    PERCENT
                            ---------- ------- ----------- -------
Existing stockholders...... 20,608,400   83.7% $ 4,800,000   10.7%    $ 0.23
New investors..............  4,000,000   16.3   40,000,000   89.3     $10.00
                            ----------  -----  -----------  -----
  Total.................... 24,608,400  100.0% $44,800,000  100.0%
                            ==========  =====  ===========  =====

  The above computations assume no exercise of any outstanding options. At November 7, 1996, there were outstanding options to purchase 2,957,242 shares of Common Stock at a weighted average exercise price of $1.15. To the extent these options are exercised, there will be further dilution to the new investors in this offering.

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company and the notes thereto included elsewhere in this Prospectus. The statements of operations data for the years ended December 31, 1993, 1994 and 1995 and the balance sheet data as of December 31, 1993, 1994 and 1995, have been derived from the financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The statement of operations data for the nine months ended September 30, 1995 and 1996 and the balance sheet data as of September 30, 1995 and 1996 have been derived from the Company's unaudited financial statements which, in the opinion of management, include all significant, normal and recurring adjustments necessary for a fair presentation of the financial position and results of operations for such unaudited period.

                                                             NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                  -------------------------- ------------------
                                   1993     1994      1995     1995     1996
                                  ------- --------  -------- -------- ---------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenue:
  Product revenue................ $  --   $    --   $  2,870 $  2,666 $  13,023
  Service revenue................    194     1,144     1,993    1,044     1,623
  Other revenue..................    --        --      1,108      250       392
                                  ------  --------  -------- -------- ---------
   Total revenue.................    194     1,144     5,971    3,960    15,038
 Cost of revenue:
  Cost of product revenue........    --        --      1,327    1,220     4,536
  Cost of service revenue........    143       723     1,184      696     1,095
                                  ------  --------  -------- -------- ---------
   Total cost of revenue.........    143       723     2,511    1,916     5,631
                                  ------  --------  -------- -------- ---------
 Gross profit....................     52       420     3,460    2,044     9,407
 Operating expenses:
  Research and development.......      8        40       428       86     2,380
  Sales and marketing............    --        --        --       --        790
  General and administrative.....     61       219     1,588    1,285     1,733
                                  ------  --------  -------- -------- ---------
   Total operating expenses......     68       259     2,016    1,371     4,903
                                  ------  --------  -------- -------- ---------
 Income (loss) from operations...    (17)      161     1,444      673     4,503
 Other income (expense)..........     (6)        2        13        4        62
                                  ------  --------  -------- -------- ---------
 Income (loss) before income
  taxes..........................    (23)      162     1,458      677     4,565
 Income taxes....................    --         42       561      260     1,826
                                  ------  --------  -------- -------- ---------
 Net income (loss)............... $  (23) $    121  $    897 $    416 $   2,739
                                  ======  ========  ======== ======== =========
 Net income per common share.....                   $   0.04          $    0.13
                                                    ========          =========
 Weighted average common and
  common equivalent shares
  outstanding(1).................                     21,681             21,721
                                                    ========          =========
BALANCE SHEET DATA (AT END OF
 PERIOD):
 Cash and cash equivalents....... $    5  $    230  $  3,780 $    546 $   6,202
 Working capital.................    (82)     (130)      552       95     2,598
 Total assets....................     97       627     6,192    1,819    11,031
 Stockholders' equity
  (deficit)......................    (77)       44     1,103      461     3,842

--------
(1) Computed on the basis described in Note 1 of Notes to Financial
    Statements.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  Yurie, founded in 1992, designs, manufactures, markets and services ATM access products for telecommunications service providers, corporate end users and government end users. The Company began developing ATM access products in 1994 and began product shipments in February 1995. Prior to 1995, the Company's revenue was derived primarily from telecommunications consulting and related services.

  Today, the Company generates revenue primarily from the sale of the LDR200, an ATM access product released in September 1996. The Company's first generation ATM access product, the LDR100, was first shipped in February 1995. Yurie continues to generate revenue from providing telecommunications and networking applications consulting services, though these services continue to generate an increasingly smaller portion of total revenue. Since the release of the LDR100 in 1995, revenue generated from the sale of the LDR products continues to represent an increasingly larger portion of the Company's total revenue, and the Company expects this trend to continue.

  Since 1994, Yurie has had a strategic relationship with AT&T. In August 1995, pursuant to this relationship, AT&T and Yurie entered into the AT&T Agreement to facilitate the joint technical evaluation and marketing of the Company's LDR products. Under the AT&T Agreement, as amended in May 1996, AT&T has the exclusive right to market and sell the LDR100 and the LDR200 in U.S. federal, state and local government markets and certain foreign government markets, and has committed to purchase at least $6.5 million, $10.0 million and $10.0 million of the LDR200 in 1996, 1997 and 1998, respectively. Sales of the LDR product line to AT&T represented 52.4%, 71.8% and 91.4% of total revenue in 1994, 1995 and the nine months ended September 30, 1996, respectively. In 1995 and for the nine months ended September 30, 1996, the Company also generated non-recurring other revenue from fees earned under the AT&T Agreement. All product revenue arising from sales to AT&T is presented net of the applicable discount. See "Business--AT&T Relationship."

  Revenue from the sale of Yurie's LDR product line is recognized at shipment. Revenue from the provision of telecommunications and networking applications consulting services is recognized as the services are performed. Payments received in advance of product delivery or the performance of services are recorded as unearned revenue and recognized upon shipment of product or performance of services by the Company. The LDR200 purchase price includes a standard one-year warranty on parts and service. The Company does not anticipate generating revenue from extended service contracts. Beginning in 1997, extended service for the Company's products will be provided by a third party.

  Cost of product revenue consists primarily of the direct material, direct labor and subcontract expenses associated with manufacturing and shipping the Company's LDR products. This cost also includes a reserve for warranty expenses. Cost of service revenue consists primarily of direct labor expenses associated with providing the Company's telecommunications and networking applications consulting services. The Company's other revenue has no associated direct costs.

  The Company's operating expenses are composed of research and development, sales and marketing and general and administrative expenses. Research and development expenses consist primarily of personnel costs, as well as the cost of materials, tools and other items associated with product development and prototyping. All software development costs are included in research and development expenses and have been expensed as incurred. Sales and marketing expenses consist primarily of personnel costs, including commissions paid to Company sales personnel, promotional costs and related operating expenses. General and administrative expenses consist primarily of personnel costs associated with general management, finance, information technology and administration, as well as occupancy, accounting, legal and other general operating expenses.

  On November 7, 1996, the Company sold 400,000 shares of Common Stock to Amerindo for $4.8 million. In connection with the Amerindo Transaction, Dr. Kim and Mr. Li sold 500,000 and 100,000 shares of Common Stock, respectively, to Amerindo for $6.0 million and $1.2 million, respectively. Prior to November 7, 1996, Amerindo did not own any shares of the Company's capital stock. Amerindo received registration rights with respect to the Common Stock sold to it in these transactions. See "Shares Eligible for Future Sale."

  In view of the Company's rapid revenue growth, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, the Company's results of operations may fluctuate from period to period in the future.

RESULTS OF OPERATIONS

  The following table sets forth certain financial data expressed as a percentage of total revenue, except other data, which is expressed as a percentage of the applicable revenue type.

                                                                   NINE MONTHS
                                                YEAR ENDED         ENDED SEPT.
                                               DECEMBER 31,            30,
                                             --------------------  ------------
                                             1993    1994   1995   1995   1996
                                             -----   -----  -----  -----  -----
STATEMENT OF OPERATIONS DATA:
  Revenue:
    Product revenue.........................   0.0 %   0.0%  48.1%  67.3%  86.6%
    Service revenue......................... 100.0   100.0   33.4   26.4   10.8
    Other revenue...........................   0.0     0.0   18.5    6.3    2.6
                                             -----   -----  -----  -----  -----
      Total revenue......................... 100.0   100.0  100.0  100.0  100.0
  Cost of revenue:
    Cost of product revenue.................   0.0     0.0   22.2   30.8   30.2
    Cost of service revenue.................  73.5    63.3   19.8   17.6    7.3
                                             -----   -----  -----  -----  -----
      Total cost of revenue.................  73.5    63.3   42.1   48.4   37.4
                                             -----   -----  -----  -----  -----
  Gross profit..............................  26.5    36.7   57.9   51.6   62.6
  Operating expenses:
    Research and development................   3.9     3.5    7.2    2.2   15.8
    Sales and marketing.....................   0.0     0.0    0.0    0.0    5.3
    General and administrative..............  31.3    19.2   26.6   32.4   11.5
                                             -----   -----  -----  -----  -----
      Total operating expenses..............  35.2    22.7   33.8   34.6   32.6
                                             -----   -----  -----  -----  -----
  Income (loss) from operations.............  (8.7)   14.1   24.2   17.0   29.9
  Other income (expense)....................  (3.2)    0.1    0.2    0.1    0.4
                                             -----   -----  -----  -----  -----
  Income (loss) before income taxes......... (11.9)   14.2   24.4   17.1   30.4
  Income taxes..............................   0.0     3.6    9.4    6.6   12.1
                                             -----   -----  -----  -----  -----
  Net income (loss)......................... (11.9)%  10.6%  15.0%  10.5%  18.2%
                                             =====   =====  =====  =====  =====
OTHER DATA:
  Gross margin
    Product.................................   0.0%    0.0%  53.8%  54.2%  65.2%
    Service.................................  26.5    36.7   40.6   33.3   32.5

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1995

  Revenue. For the first nine months of 1996, total revenue was $15.0 million compared with $4.0 million for the first nine months of 1995. This increase resulted primarily from an increase in sales of the Company's LDR products. Product revenue was $13.0 million for the first nine months of 1996 compared with $2.7 million for the comparable 1995 period. The Company also experienced a 55.4% increase in service revenue and a 56.7% increase in other revenue for the first nine months of 1996, each relative to the comparable period in 1995. The increase in service revenue was attributable to growth in both the number and size of contracts with U.S. government customers and government contractors. The increase in other revenue was due to a higher percentage of fees earned under the AT&T Agreement, which called for a total of $1.5 million to be earned over the six months beginning in August 1995.

  During the first nine months of both 1996 and 1995, product sales to and service contracts with U.S. government customers and government contractors comprised 100.0% of total revenue. Sales to or through AT&T represented $12.6 million, or 96.9% of product revenue for the first nine months of 1996 compared with $1.6 million, or 59.2% of product revenue for the first nine months of 1995. Sales to or through AT&T represented 91.4% and 69.7% of total revenue for the first nine months of 1996 and 1995, respectively.

  Gross Profit. Gross profit increased to $9.4 million in the first nine months of 1996 from $2.0 million in the comparable 1995 period. Gross margins were 62.6% and 51.6% for the 1996 and 1995 periods, respectively. The improvement in gross margins was due primarily to the more rapid growth in product revenue, which has a higher gross margin than the Company's service revenue. In the first nine months of 1996, product gross margin was 65.2% compared with service gross margin of 32.5%. In the first nine months of 1995, product gross margin was 54.2% compared with service gross margin of 33.3%.

  Research and Development. Research and development expenses were $2.4 million, or 15.8% of total revenue, for the first nine months of 1996, compared with $86,000, or 2.2% of total revenue, for the comparable 1995 period. This increase was due primarily to the hiring of additional engineering personnel and increased prototyping expenses related to the development of the Company's LDR products.

  Sales and Marketing. Sales and marketing expenses were $790,000, or 5.3% of total revenue, during the first nine months of 1996. The Company incurred no sales and marketing expenses for the comparable 1995 period. The expenses incurred during the first nine months of 1996 resulted from the hiring of sales and marketing personnel in anticipation of the release of the Company's LDR200 product, and the Company's expected entry into the telecommunications service provider and corporate end user markets.

  General and Administrative. General and administrative expenses increased to $1.7 million in the first nine months of 1996 from $1.3 million in the comparable 1995 period. This increase was due primarily to higher personnel expenses, related to increased staffing in finance, information technology and administration undertaken in support of the Company's growth. Also, on June 1, 1996, the Company began a phased relocation of its operations to a larger, leased facility, resulting in higher occupancy costs. As a percentage of total revenue, general and administrative expenses were 11.5% and 32.4% during the first nine months of 1996 and 1995, respectively. The decrease as a percent of total revenue between the comparable nine month periods was due to the Company's significant increase in total revenue.

  Provision for Income Taxes. The provision for income taxes in the first nine months of 1996 was $1.8 million, resulting in an effective tax rate of 40.0%. For the comparable 1995 period, the provision was $260,000, resulting in an effective tax rate of 38.5%.

 YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

  Revenue. Total revenue in 1995 was $6.0 million, compared with $1.1 million in 1994. This increase was due primarily to three factors. The Company had $2.9 million in revenue from product sales in 1995 compared with none in 1994. Service revenue increased to $2.0 million in 1995 from $1.1 million in 1994 as a result of growth in both the number and size of contracts with U.S. government customers and government contractors. Also, the Company had $1.1 million of other revenue in 1995 from fees earned under the AT&T Agreement compared with none in 1994.

  During both 1995 and 1994, U.S. government customers and government contractors comprised 100.0% of total revenue. Sales to or through AT&T represented 57.3% of product revenue in 1995 and 71.8% and 52.4 % of total 1995 and 1994 revenues, respectively.

  Gross Profit. Gross profit increased to $3.5 million in 1995 from $420,000 in 1994. Gross margins were 57.9% and 36.7% for 1995 and 1994, respectively. The improvement in 1995 was due primarily to the commencement of product sales, which have higher gross margins than the Company's service revenue. In 1995, product gross margin was 53.8% compared with service gross margin of 40.6%. In 1994, service gross margin was 36.7%.

  Research and Development. Research and development expenses were $428,000, or 7.2% of total revenue in 1995, compared with $40,000, or 3.5% of total revenue, in 1994. The increase was due primarily to the hiring of additional engineering personnel related to development of the Company's LDR product line.

  Sales and Marketing. The Company incurred no sales and marketing expenses for either 1995 or 1994.

  General and Administrative. General and administrative expenses were $1.6 million, or 26.6% of total revenue in 1995, compared with $219,000, or 19.2% of total revenue, in 1994. Both the dollar amount and percent of total revenue increases were due primarily to 1995 bonus payments totaling $1.1 million. These bonuses were paid primarily to senior executives of the Company. The Company also increased its personnel-related and general operating expenses in support of its sales growth.

  Provision for Income Taxes. The provision for income taxes in 1995 was $561,000, resulting in an effective tax rate of 38.5%. In 1994, the provision was $42,000, resulting in an effective tax rate of 25.6%. The lower effective tax rate in 1994 was due primarily to the Company being in a lower tax bracket and a net operating loss carryforward.

YEAR ENDED DECEMBER 31, 1994 COMPARED WITH YEAR ENDED DECEMBER 31, 1993

  Revenue. Total revenue in 1994 was $1.1 million compared with $194,000 in 1993. This increase was due to growth in both the number and size of contracts with U.S. government customers and government contractors. Revenue recognized under contracts with AT&T totaled $600,000, or 52.4% of total revenue, in 1994. The Company did not generate any revenue associated with AT&T in 1993.

  Gross Profit. Gross profit increased to $420,000 in 1994 from $52,000 in 1993. Gross margins were 36.7% and 26.5% for 1994 and 1993, respectively. The increase in gross margin was attributable to improved absorption by the Company of fixed, direct costs, primarily labor, due to its larger revenue base.

  Research and Development. Research and development expenses were $40,000, or 3.5% of total revenue, in 1994, compared with $8,000, or 3.9% of total revenue, in 1993. This increase was due primarily to the hiring of engineering personnel related to the development of the Company's LDR product line. The decrease in research and development expenses as a percentage of revenue resulted from the increase in 1994 total revenue over 1993 total revenue.

  Sales and Marketing. The Company incurred no sales and marketing expenses for either 1994 or 1993.

  General and Administrative. General and administrative expenses were $219,000, or 19.2% of total revenue, in 1994, compared with $61,000, or 31.3%
of total revenue, in 1993. This dollar increase was primarily due to increased personnel-related and general operating expenses in support of the Company's sales growth. The decrease in general and administrative expenses as a percent of total revenue resulted from the increase in 1994 total revenue over 1993 total revenue.

  Provision for Income Taxes. The provision for income taxes in 1994 was $42,000, resulting in an effective tax rate of 25.6%. The effective tax rate in 1994 was due primarily to the Company being in a lower tax bracket and its utilization of a net operating loss carryforward. In 1993, there was no income tax provision because of the loss incurred in that year.

QUARTERLY INFORMATION--UNAUDITED

  The following table presents unaudited statement of operations data for each of the seven quarters in the period ended September 30, 1996. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of future results of operations and may fluctuate, depending on the timing of new product introductions, market acceptance of enhanced or new versions of Yurie's products, the size and timing of individual orders of the Company's products, price reductions by the Company, changes in the Company's distribution channels, the addition or loss of significant customers, the Company's ability to obtain components for its products and general economic conditions. This information should be read in conjunction with the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                           QUARTER ENDED
                           ------------------------------------------------------------------------------
                           MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30, SEPTEMBER 30,
                             1995      1995       1995          1995       1996      1996       1996
                           --------- -------- ------------- ------------ --------- -------- -------------
                                                           (IN THOUSANDS)
 Revenue:
   Product revenue.......    $695     $  830     $1,140        $  204     $2,804    $4,588     $5,632
   Service revenue.......     156        354        534           949        591       430        601
   Other revenue.........     --         --         250           858        392       --         --
                             ----     ------     ------        ------     ------    ------     ------
     Total revenue.......     851      1,184      1,924         2,011      3,787     5,018      6,233
 Cost of revenue:
   Cost of product
    revenue..............     318        375        526           107        735     1,623      2,179
   Cost of service
    revenue..............      86        235        375           488        413       316        366
                             ----     ------     ------        ------     ------    ------     ------
     Total cost of
      revenue............     404        610        901           595      1,148     1,939      2,545
                             ----     ------     ------        ------     ------    ------     ------
 Gross profit............     447        574      1,023         1,416      2,639     3,079      3,688
 Operating expenses:
   Research and
    development..........      20         30         36           342        402       944      1,034
   Sales and marketing...     --         --         --            --          49       237        504
   General and
    administrative.......     374        192        719           303        471       365        897
                             ----     ------     ------        ------     ------    ------     ------
     Total operating
      expenses...........     394        222        755           645        922     1,546      2,435
                             ----     ------     ------        ------     ------    ------     ------
 Income from operations..      53        352        268           771      1,717     1,533      1,253
 Other income............     --         --           3            10         39        15          8
                             ----     ------     ------        ------     ------    ------     ------
 Income before income
  taxes..................      53        352        271           781      1,756     1,548      1,261
 Income taxes............      20        135        104           300        702       619        504
                             ----     ------     ------        ------     ------    ------     ------
 Net income..............    $ 33     $  217     $  167        $  481     $1,054    $  929     $  757
                             ====     ======     ======        ======     ======    ======     ======

  The following table sets forth certain financial data expressed as a percentage of total revenue:

                                                          QUARTER ENDED
                          ------------------------------------------------------------------------------
                          MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30, SEPTEMBER 30,
                            1995      1995       1995          1995       1996      1996       1996
                          --------- -------- ------------- ------------ --------- -------- -------------
Revenue:
 Product revenue........     81.7%    70.1%       59.2%        10.1%       74.0%    91.4%       90.4%
 Service revenue........     18.3     29.9        27.8         47.2        15.6      8.6         9.6
 Other revenue..........      0.0      0.0        13.0         42.7        10.4      0.0         0.0
                            -----    -----       -----        -----       -----    -----       -----
 Total revenue..........    100.0    100.0       100.0        100.0       100.0    100.0       100.0
Cost of revenue:
 Cost of product reve-
  nue...................     37.4     31.7        27.3          5.3        19.4     32.3        35.0
 Cost of service reve-
  nue...................     10.1     19.8        19.5         24.3        10.9      6.3         5.9
                            -----    -----       -----        -----       -----    -----       -----
 Total cost of revenue..     47.5     51.5        46.8         29.6        30.3     38.6        40.8
                            -----    -----       -----        -----       -----    -----       -----
Gross profit............     52.5     48.5        53.2         70.4        69.7     61.4        59.2
Operating expenses:
 Research and develop-
  ment..................      2.4      2.5         1.9         17.0        10.6     18.8        16.6
 Sales and marketing....      0.0      0.0         0.0          0.0         1.3      4.7         8.1
 General and administra-
  tive..................     43.9     16.2        37.4         15.1        12.4      7.3        14.4
                            -----    -----       -----        -----       -----    -----       -----
 Total operating ex-
  penses................     46.3     18.8        39.2         32.1        24.3     30.8        39.1
                            -----    -----       -----        -----       -----    -----       -----
Income from operations..      6.2     29.7        13.9         38.3        45.3     30.6        20.1
Other income............      0.0      0.0         0.2          0.5         1.0      0.3         0.1
                            -----    -----       -----        -----       -----    -----       -----
Income before income
 taxes..................      6.2     29.7        14.1         38.8        46.4     30.8        20.2
Income taxes............      2.4     11.4         5.4         14.9        18.5     12.3         8.1
                            -----    -----       -----        -----       -----    -----       -----
Net income..............      3.9%    18.3%        8.7%        23.9%       27.8%    18.5%       12.1%
                            =====    =====       =====        =====       =====    =====       =====

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its working capital and capital expenditure requirements primarily through cash generated from operations. At September 30, 1996, the Company had cash and cash equivalents of approximately $6.2 million and working capital of $2.6 million, as compared to cash and cash equivalents of $3.8 million and working capital of $552,000 at December 31, 1995. The Company has available a $3.0 million revolving line of credit with a commercial bank under a facility which is available through May 31, 1997 and bears interest at a floating rate ranging from the prime rate to the prime rate plus one percent. The Company does not have any borrowings outstanding under the line of credit, nor does it have any long-term debt.

  The Company's operating activities provided cash of $3.4 million for the first nine months of 1996 and $4.0 million and $428,000 for the years ended December 31, 1995 and December 31, 1994, respectively. In the first nine months of 1996, cash generated from operations increased significantly over the comparable 1995 period. This increase was due to significantly higher net income in the first nine months of 1996. The increase in cash generated from operations in 1995 as compared to 1994 was due both to higher net income and to cash received from payments made by AT&T in the fourth quarter of 1995, prior to delivery of the associated product.

  Cash used in investing activities was $860,000 for the first nine months of 1996 and $436,000 and $202,000 for the years ended December 31, 1995 and December 31, 1994, respectively. In each period, cash was used for the purchase of property and equipment, primarily computer hardware and software.

  Financing activities used cash of $147,000 for the first nine months of 1996. In the first nine months of 1996, cash was used for certain expenses related to the Company's anticipated initial public offering. There were no financing activities in either 1994 or 1995.

  On November 7, 1996, the Company sold 400,000 shares of Common Stock for $4.8 million to Amerindo in the Amerindo Transaction. The Company plans to use the proceeds received in the Amerindo Transaction for general corporate purposes, including working capital.

  The Company believes that the net proceeds of this offering, proceeds of the Amerindo Transaction, existing sources of liquidity and internally generated cash, will be sufficient to meet the Company's projected cash needs for at least the next 12 months. In the longer term, the Company may require additional sources of liquidity to fund future growth. Such sources of liquidity may include additional equity offerings or debt financings.

  To date, inflation has not had a material impact on the Company's financial results.

                                   BUSINESS

  Yurie designs, manufactures, markets and services ATM access equipment for telecommunications service providers, corporate end users and government end users. ATM is a standard for packaging and switching digital information that facilitates high speed information transmission with a high degree of efficiency. End users of telecommunications services have traditionally maintained separate WANs for transmitting voice, data, video and other electronic information among geographically dispersed locations. ATM technology is conducive to consolidating these networks. The network consolidation brought about by employing ATM access platforms can provide savings in WAN communications costs and simplify network management.

  Yurie is a leading supplier of ATM access products. The Company's LDR100, introduced in February 1995, was one of the first commercially available ATM access products. The LDR200, Yurie's second generation ATM access product, was released in September 1996. The Company designed its ATM access products to be flexible and scaleable, so that customers can realize the benefits of ATM while preserving their investments in existing equipment. The LDR products adhere to industry-wide technical standards, allowing users to integrate the products into current networks operating with other standards-compliant products. Yurie's proprietary AQueMan algorithm allows the LDR products to reduce network congestion while maintaining quality of service. The Company's LANET framing protocol is capable of transporting ATM traffic over circuits of varying speed and quality, including poor quality circuits. The Company's ATM access products incorporate a variety of value-added features, including compact size, scaleability, reliability, encryption capabilities and a broad variety of access interfaces.

  The Company's strategy centers on maintaining its technological leadership, developing both the telecommunications service provider and corporate end user markets while continuing to pursue government end users, developing international markets and building strategic relationships. Since 1994, Yurie has had a strategic relationship with AT&T. In August 1995, pursuant to this relationship, the Company and AT&T entered into the AT&T Agreement to facilitate the joint technical evaluation and marketing of the Company's LDR products. Under the AT&T Agreement, as amended in May 1996, AT&T has a three-year exclusive right to market and sell the LDR100 and the LDR200 in U.S. federal, state and local government markets, as well as certain foreign government markets, and has committed to purchase at least $6.5 million, $10.0 million and $10.0 million of the LDR200 in 1996, 1997 and 1998, respectively. To enhance its distribution efforts and pursue the telecommunications service provider and corporate end user markets, the Company has established a nationwide direct sales force which currently consists of 11 sales personnel.

INDUSTRY BACKGROUND

  Deregulation of the U.S. telecommunications industry, which began with the breakup of AT&T in 1984, has triggered significant competition for the provision of both long distance and local telecommunications services. The recent adoption of the Telecommunications Act of 1996 is likely to create even more competition over the next few years. The international market has also experienced increased deregulation, liberalization, privatization and the emergence of new wireline and wireless alternatives to traditional carrier services. In this intensely competitive environment, telecommunications service providers throughout the world are seeking to differentiate themselves, in part, by offering enhanced services based on new and emerging technologies.

  Industry surveys show that data traffic alone is currently expanding at a rate of approximately 30% per year. Businesses have increasingly deployed communications technology to link remote sales offices, home offices, mobile offices and geographically dispersed customers and suppliers. These businesses use increasingly powerful computer technologies that enable new multimedia applications integrating data, voice and video. The volume of network traffic has also grown dramatically due to traffic on the Internet, a rapidly growing global web of networks that permits users to communicate, share information and conduct business throughout the world. Businesses demand telecommunications services that provide significantly higher transmission capacity or bandwidth, the flexibility to choose among services with varying bandwidths and the ability to access communications services from remote locations.

  Driven by this combination of increased demand and competition, WAN technology has made significant advances. Current WAN technology permits users in geographically dispersed locations to communicate. However, most existing networks have had difficulty keeping pace with the increase in WAN traffic, resulting in network congestion and related performance inefficiencies.

 Today's Networking Technologies

  Time division multiplexing ("TDM") and frame relay are the networking technologies currently most widely deployed in WANs. TDM, which was one of the first technologies developed to send traffic through circuits across a WAN, operates by dedicating a circuit--or fixed amount of bandwidth--to each end device. TDM's use of dedicated circuits provides high quality service for all network traffic, whether data, voice or video. Since information is not continuously transmitted, however, the dedicated circuits are often idle. This results in inefficient use of expensive bandwidth and high cost to TDM network users.

  Frame relay was introduced in 1990 as a method of connecting local area networks ("LANs") over WANs by using flexible bandwidth allocation to lower the cost of transmission. Frame relay uses "packets" or "frames" to transmit traffic, thereby allowing the same bandwidth to be shared by many users, each using the bandwidth only for the time required to transmit a packet. Designed primarily for data transmission, frame relay cannot guarantee the high quality transmission of voice and video. Currently, frame relay is widely used to transmit data over WANs, including the Internet. Due to the substantial increase in data traffic over WANs, however, today's frame relay networks are being used to transmit more traffic than they were designed to support, resulting in network congestion.

  To increase a frame relay network's switching capacity to meet increased data demands and alleviate congestion, sophisticated software is required. To run this software, the network must be upgraded with powerful, intelligent processors. The costs of these high-end processors required to switch frame relay traffic at the speeds needed in today's data network backbones are very high. Therefore, as data traffic increases, upgrading the frame relay network becomes more costly and inefficient and ultimately impractical.

 The Emergence of ATM as a Standard

  Faced with the limitations of frame relay, telecommunications service providers are installing ATM switches in the "backbones" of their existing networks. ATM segments data, voice and video traffic into small, uniform-sized "cells," rather than the larger, variable-size "packets" or "frames" used in frame relay. The addition of ATM backbone switches upgrades a network's performance by increasing switching capabilities at the network's core. ATM's cell-based architecture increases bandwidth utilization and seeks to provide consistent quality of service and predictability for all traffic types. ATM is also an enabling technology, making possible new network applications such as video distribution, medical imaging and collaborative computing, all of which would be impractical with conventional network technologies.

  ATM is the first standard protocol to permit reliable service for all traffic types, allowing the consolidation of TDM and frame relay networks into a single ATM network for data, voice and video. A single ATM network offers the potential for economies of scale and streamlining of network operations. ATM technology has been approved by both the ATM Forum, a group of equipment manufacturers, telecommunications service providers and end users, and the ITU as a standard in both the computer and telecommunications industries. The standardization of ATM has allowed for compatibility of ATM equipment and interoperability of ATM among a wide variety of interfaces and vendors, which the Company believes will result in the widespread adoption of ATM.

 Current Status of ATM

  The U.S. government was among the first to deploy ATM technology. Its initial decision to use ATM was motivated by its desire to consolidate many discrete networks onto a single network, thus significantly reducing cost. The U.S. government was able to deploy ATM across geographic boundaries because ATM was quickly accepted as an international standard, and the government soon discovered the effectiveness and efficiency of ATM as a global networking technology.

  Several telecommunications service providers began offering trial ATM services in the early 1990s. These services were available only for high speed traffic and at high prices and, therefore, made ATM attractive only to "bandwidth hungry" users and limited ATM deployment within the providers' networks. Driven by increasing competition and the rapid growth of data traffic on frame relay systems, a number of telecommunications service providers began deploying ATM for use in their network backbones to manage heavy loads of user traffic and thereby relieve network congestion. Until recently, providers have continued to install ATM primarily in their network backbones and typically have not offered ATM service directly to end users. End users have generally continued to use a costly mix of frame relay and TDM, along with leased communications lines, to meet their data, voice and video transport needs.

  In 1996, several telecommunications service providers announced plans to begin offering ATM services directly to end users at prices competitive with similar frame relay and TDM access services. To utilize these direct ATM services, an end user needs ATM access products either located at the local office of a telecommunications service provider (in close proximity to the end user) or deployed by the end user in its private network. Access products provide the end user with network access through multiple network interfaces, traffic concentration and data protocol translation.

  ATM access products are well suited to provide efficient connectivity to ATM networks, facilitate transmission of a variety of traffic types at varying speeds and accommodate a mix of end user applications on a single network. In addition, ATM access products have the potential to lower the cost to end users of transmitting data, voice and video communications. For these reasons, the Company believes that ATM access products, over time, will supplant TDM and frame relay access products in WANs. Vertical Systems, a leading industry research firm, forecasts the aggregate ATM market, including the markets for both ATM access and backbone equipment, to be $330.0 million in 1996 and expects these markets to exceed $1.3 billion by 1999.

THE CHALLENGES OF WIDESPREAD ATM ACCESS

  Before telecommunications service providers and end users can fully deploy ATM, several problems relating to the ATM access layer must be solved.

 Quality of Service and Network Congestion

  The architects of early ATM products focused almost exclusively on data applications and did not fully implement ATM's traffic management capabilities for voice and video. However, today's mixed-services environment demands sophisticated traffic management to provide the level of bandwidth utilization that makes a single ATM network more cost effective than separate voice and data networks. An ATM network must be capable of delivering high quality service for all traffic types, notwithstanding high levels of utilization.

 Support for Limited Circuit Types

  ATM was originally conceived for use only on high quality fiber optic circuits (e.g., T3/E3, OC-3c and STM-1). At the access layer, however, circuits come in all varieties, including wireless, copper and satellite. On these circuits, quality may be affected by atmospheric conditions, interfering transmissions or defects in the circuits themselves. Transmission on lower quality or "noisy" circuits frequently results in uncorrectable errors and corruption in the network. The inability of early ATM products to transmit reliably over lower-quality circuits has limited the use of ATM to high quality circuits, thereby limiting widespread ATM access.

 Need for Additional Product Features

  Early ATM access products did not meet the requirements of telecommunications service providers and end users because they lacked important features:

  Size and Scaleability. Telecommunications service providers, who often house thousands of pieces of equipment in their central offices, and end users, who incur costs for each square foot of office space, place a premium on space. To be attractive to telecommunications service providers and end users, an ATM access product must offer the required functionality in a compact package. At the same time, an access product must be scaleable to permit telecommunications service providers and end users to upgrade performance and capacity through minimal additions to existing equipment. Early ATM access products were physically large relative to their capacities.

  Reliability. Service interruptions can be disastrous to telecommunications service providers and end users, who need reliable products designed for continuous utilization. Redundant features are essential to the reliability of an access product. Early ATM access products provided little redundancy, typically limited to power supply. Products deployed to deliver public services or to carry mission-critical traffic across a private network must offer multiple levels of redundancy for a broad variety of features, including central processing unit, clock, backplane and interface cards.

  Encryption. ATM uses virtual circuits that convey data from many end users. As a result, particularly because WANs are being used for commercial transactions, preserving data privacy is critical to many end users. Early ATM access products did not address this problem.

  Access Interfaces. Early ATM access products generally did not interface with a wide range of standard communications equipment, such as private branch exchanges, video decoders, LAN routers, hubs and switches and IBM SNA-based equipment. This limited the utility of these products because users frequently employ a variety of non-ATM equipment.

THE YURIE SOLUTION

  Yurie has developed ATM access products that are designed to meet the challenges of widespread ATM deployment. These products are capable of furnishing telecommunications service providers, corporate end users and government end users with flexible, cost-effective and reliable access to present and future ATM-based services. The Company's product family includes the LDR100, released in February 1995, and the LDR200, released in September 1996. The LDR100 and the LDR200 have been engineered with a set of Company-developed technologies designed to solve the current problems of ATM access. These technologies include AQueMan, a proprietary queuing algorithm designed to maximize bandwidth utilization while preserving quality of service, and LANET, a robust framing protocol that facilitates ATM deployment over low quality circuits. In addition, the LDR products offer value-added features, such as compact size, scaleability and reliability. The LDR200 also offers encryption capabilities and is compatible with a wide range of interfaces.

 Quality of Service and Reduced Network Congestion

  Yurie developed AQueMan to reduce network congestion while preserving quality of service. AQueMan is a queuing algorithm that establishes separate queues for time-sensitive traffic (typically voice) and loss-sensitive traffic (typically data) and prioritizes traffic within these separate queues. This technique reduces cell loss for loss-sensitive traffic and cell delay for time-sensitive traffic, thereby allowing higher quality of service and more optimal use of bandwidth. Time-sensitive cells are transmitted ahead of loss-sensitive cells, but have a higher probability of being selectively deleted during network congestion than loss-sensitive cells. In addition, when comparing cells of the same traffic type (e.g., voice-to-voice or data-to-data), AQueMan is able to ensure that more important time-sensitive traffic will experience less delay and more important loss-sensitive traffic will have a lower probability of being selectively deleted. With AQueMan, the LDR products can meet the ATM Forum's quality of service standards for constant bit rate, variable bit rate and unspecified bit rate traffic management even during periods of network congestion. Through the use of AQueMan, Yurie's LDR products substantially reduce the expense of sending information over a WAN by achieving higher levels of bandwidth utilization.

 Support for Many Circuit Types

  Yurie developed LANET, a robust framing protocol that enables the transport of ATM cells on any transmission medium, including low-speed and/or low-quality circuits. LANET is particularly beneficial in wireless environments (e.g., satellite, cellular and microwave), which often suffer from high bit error rates and blocks of errors due to interfering transmissions or adverse conditions such as inclement weather. LANET provides a framing structure that allows ATM cells to be "multiplexed" into serial bit streams for transmission over a single channel. This framing structure, which is scaleable to conform to the transmission speed of the circuit, provides an embedded network synchronization capability required for serving isochronous applications such as voice and real-time video. LANET's simple framing structure makes the required communication link synchronization relatively easy even in a noisy environment. The Company's LDR products include a combination of LANET, Reed Solomon forward error correction and error-tolerant addressing, which enable the products to significantly increase the reliability of transmission of ATM cells over noisy circuits.

 Other Value-Added Product Features

  Yurie's products incorporate a wide variety of value-added features, including the following:

  Size and Scaleability. The LDR products are compact and can be easily upgraded. A single LDR200 platform occupies significantly less space than early ATM access products and can be upgraded with minimal additional space and at minimal cost.

  Reliability. Yurie's ATM access products satisfy telecommunications service providers' need for reliability, offering uninterrupted service through comprehensive redundancy options, including power, central processing unit, clock, backplane and interface cards.

  Encryption. The algorithms embedded in the LDR200 support encryption to meet end users' network security requirements. Yurie's encryption scheme allows communication between secured and unsecured networks, easy generation and distribution of passwords from a single personal computer or workstation and adaptability to a variety of existing "block" encryption algorithms and modes of operation.

  Wide Variety of Access Interfaces. Yurie's ATM access products are built to interface with a wide variety of standard communications equipment including private branch exchanges, video decoders, LAN routers, hubs and switches and IBM SNA-based equipment. In addition, the LDR product line is designed to allow for the easy addition of new interfaces as they emerge.

STRATEGY

  Yurie's objective is to become the leading provider of ATM access equipment to both telecommunications service providers and end users. The key elements of Yurie's strategy are as follows:

  Maintain Technology Leadership. Yurie is a leader in developing new technology for the ATM access market. The Company's LANET framing protocol was among the first technologies to facilitate ATM access at low speeds and across noisy circuits. Yurie's AQueMan queuing algorithm was one of the first to establish separate queues for voice and data and prioritize traffic types within each queue to improve quality and maximize bandwidth utilization. Yurie intends to continue to develop additional product features and network interfaces while reducing production costs. Yurie plans to continue to commit substantial resources to its active research and development program so it can remain in the forefront of ATM product development and maintain its position as a technology leader in the emerging ATM access market.

  Focus on ATM Access Solutions. Most ATM equipment suppliers have focused on designing and marketing products that can be used as backbone switches at major switching centers. Yurie, by contrast, has concentrated on developing ATM access products which act as gateways for non-ATM equipment and concentrators for lower speed ATM circuits. Yurie believes that by continuing to focus on this market segment and developing cost effective products designed specifically to provide ATM access, it can strengthen its current market position.

  Develop Both the Telecommunications Service Provider and Corporate End User Markets. The Company has successfully marketed its ATM access products to government end users and believes that the government's demand for these products will increase. Yurie intends to continue to market its products to the government through its strategic relationship with AT&T. The Company believes, however, that the market for ATM access products among telecommunications service providers and corporate end users has greater potential than the government end user market. These customers should benefit greatly from an ATM access platform that can combine voice, video and data on a single ATM network. Yurie's LDR products are specifically designed to be attractive to these customers because they can connect to a variety of standard central office and customer premises equipment. Yurie has implemented a sales and pricing strategy that targets both the telecommunications service provider and corporate end user markets. In addition, the Company is expanding its direct sales force, particularly in the geographic areas where the telecommunications service provider and corporate end user markets are concentrated.

  Pursue International Markets. Since ATM is an international standard, Yurie believes that the potential market for its ATM access products is global in scope. Yurie, therefore, intends to establish a sales and support organization not only in North America, but also in Europe and Asia, and to develop the product features and obtain the certifications required to pursue international markets.

  Build and Leverage Strategic Relationships. Yurie has established a successful strategic relationship with AT&T to develop the U.S. government markets. The Company is actively seeking to establish similar relationships for other markets with other telecommunications industry participants, including equipment suppliers and telecommunications service providers. Once these relationships are established, Yurie intends to leverage its position in the marketplace by using the marketing expertise, distribution network, support capabilities and technologies of its strategic allies.

THE LDR PRODUCT FAMILY AND SUPPORTING SERVICES

  Yurie's LDR family of ATM access products includes the LDR100, the LDR200 and the LDR5. All of Yurie's LDR products are based on an ATM "cell" architecture that allows flexible transmission of all traffic types. The following table provides an overview of the Company's LDR products:

                     NUMBER OF               BUS
     PLATFORM        USER SLOTS           BANDWIDTH                   DIMENSIONS
     --------        ----------           ----------           ------------------------
     LDR200              11               1.2 Gbps             7"H x 14"D x 19"W
     LDR100S             10               64 Mbps              12.25"H x 15.25"D x 19"W
     LDR100C              3               64 Mbps              8.75"H x 10"D x 19"W
     LDR5                 2               1.544 Mbps           3.5"H x 10"D x 19"W

 The LDR100

  Yurie's first access product, the LDR100, was originally built as a prototype to demonstrate the AQueMan queuing algorithm and the LANET framing protocol. The LDR100 was designed to meet the needs of highly technical users. Beginning in 1995, the LDR100 was delivered, through AT&T, to a variety of U.S. government agencies and their support contractors for deployment in mission-critical environments, including the U.S. military operations in Haiti and Bosnia. In addition to ships, aircraft and ground vehicles, the LDR100 has been deployed in centralized locations, such as telecommunications equipment closets and desktops.

  To further ensure quality over a wide variety of circuit types, the LDR100 employs Reed Solomon forward error correction, an industry standard method of detecting and correcting transmission errors, and a simple error-tolerant addressing scheme that ensures highly reliable communications over circuits of varying speeds and quality.

  The LDR100, with a bus bandwidth of 64 megabits per second, aggregates high speed ATM LAN traffic and non-ATM voice and data traffic onto a low-speed ATM WAN. Where bandwidth utilization is especially critical, the LDR100 compresses voice prior to transmission over the WAN. The Company has shipped more than 150 LDR100 access concentrators since February 1995.

  The following table describes the key features of the LDR100:

     INTERFACE MODULE   PORTS      SPEEDS             PROTOCOLS SUPPORTED
   ------------------   ----- ----------------- --------------------------------
   DS3                     1  45 Mbps           ATM
   High Speed              1  378 kbps--15 Mbps ATM/LANET
    Parallel/Serial
    (RS422, V.35,
    DSS Parallel)
   Serial Data             4  75bps--1.544Mbps
    (RS232, RS422,                              ATM/LANET, frame relay,
    RS530, V.35)                                synchronous, asynchronous
   Analog Compressed       2  8kbps, 16kbps     Foreign exchange station ("FXS")
    Voice                                       Foreign exchange office ("FXO")
   TAXI                    1  100/140 Mbps      ATM

 The LDR200

  Yurie's second generation product, the LDR200, was first shipped in September 1996. The LDR200 is designed to be easily deployed by telecommunications service providers, corporate end users and government end users. The LDR200 incorporates AQueMan and LANET, along with Reed Solomon forward error correction and error-tolerant addressing. In addition, the LDR200 expands the capabilities of the LDR100 by offering higher throughput, greater port density, a greater variety of interface types, encryption capabilities, enhanced scaleability and higher speed.

  The LDR200 has a bus bandwidth of 1.2 gigabits per second and is scaleable up to 11 interface module slots. It also provides enhanced reliability, offering redundancy for the power, central processing unit, clock, backplane and interface cards. The LDR200 conforms to carrier equipment installation requirements, such as Bellcore's Network Equipment Building Standards (NEBS). Additionally, the LDR200 complies with the ATM Forum's User Network Interface standard and the IISP 1.0 network/network interface standards, providing connectivity and interoperability with ATM backbone switches.

  Currently, the LDR200 supports high-speed WAN connections via DS3 cards. It uses DS1 cards to support structured and unstructured service in compliance with the ATM Forum's circuit emulation specification as well as ATM cell-bearing capabilities. The Company plans to offer other interface cards in the future, including OC-3c, HSSI, TAXI, E1, E3, PRI, analog voice and ethernet. It will provide additional functionality via server cards, including voice compression, silent suppression and encryption.

  The current version of the LDR200 contains most of the features included in the LDR100, and the Company is in the process of developing the LDR200 to include all of the LDR100's attributes, along with additional value-added features. The Company intends to phase out the LDR100 when the LDR200 development is completed but will continue to provide service support for the LDR100 product.

  The following table describes the key features of the LDR200:

   INTERFACE MODULE      PORTS        SPEEDS          PROTOCOLS SUPPORTED
   --------------------  -----  ------------------ --------------------------
   DS3                      2   45 Mbps            ATM
   Channelized T1 (DS1)     6   1.544 Mbps         ATM, Frame Relay,
                                                   HDLC, TDM
   Serial Data (RS232,      6   300 bps-2.048 Mbps ATM/LANET, Frame Relay,
    RS422, RS530, V.35)                            Synchronous, Asynchronous,
                                                   HDLC
   High Speed Serial
    Interface*              1   56 kbps-50 Mbps    ATM/LANET, Frame Relay
   Multimode OC-3c          1   155Mbps            ATM
   Single Mode OC-3c*       1   155Mbps            ATM
   ISDN Primary Rate        6   1.544Mbps          National ISDN-2,
    Interface*                                     AT&T 4ESS/5ESS,
                                                   Nortel DMS
   Analog Voice*            8   N/A                FXS, FXO
   Parallel Data*           1   2Mbps--50 Mbps     ATM/LANET
   E1*                      6   2.048Mbps          ATM, Frame Relay,
                                                   HDLC, TDM
   E3*                      2   34Mbps             ATM
   TAXI*                    1   100/140Mbps        ATM
   Ethernet*                6** 10Mbps**           RFC 1483

--------
 * In development.
** One port can be run at 100Mbps.

 The LDR5

  To augment its product family, Yurie has recently entered into an agreement with DataLabs, Inc., under which Yurie has a non-exclusive license to market DataLabs' Virtual Access 1000 product on a private label basis as the LDR5. The LDR5 is an ATM access device that features full "CSU/DSU" capabilities, thereby allowing frame relay and TDM equipment to interface with an ATM network. The LDR5 offers low-cost ATM access for standard customer premises equipment. It is designed for use in branch offices and other settings that do not require the more sophisticated LDR100 or LDR200 access products. The LDR5 enables the Company to offer a full range of ATM access products, but Yurie does not expect sales of the LDR5 to be significant.

  The following table describes the key features of the LDR5:

      INTERFACE MODULE      PORTS        SPEEDS          PROTOCOLS SUPPORTED
   ----------------------   -----   ----------------   ------------------------
   NETWORK:
    T1 (DS1)                   1    1.544 Mbps         ATM
   USER:
    Channelized T1 (DS1)       1    1.544Mbps          Frame relay, TDM
    Serial Data                1    56kbps-1.544Mbps   Frame relay, synchronous
     (RS422, RS530, V.35)

 Product Management Protocol; Pricing

  Each of the Company's three LDR products can be managed using any software package supported by the Simple Network Management Protocol ("SNMP"), such as HP OpenView and SunNet Manager. The LDR200 can also be managed using a simple "dumb" terminal interface.

  The LDR100 and LDR200 products sell for prices ranging from $20,000 to $90,000, and the LDR5's price ranges from $5,000 to $10,000. Actual price depends on the configuration of the product selected.

 Product Support

  The Company offers comprehensive customer support for its LDR product line. The Company's service organization offers installation, preventative maintenance, multi-vendor services, repair, training and a variety of other advanced services designed to enhance the reliability of a customer's telecommunications network. The LDR200 is sold with a standard one-year warranty. The Company's customer support representatives are located in Lanham, Maryland and currently are available from 8:00 a.m. to 8:00 p.m. Eastern time, Monday through Friday. At other times, the Company's customer support representatives can page an on-call technical support person to respond to technical support requests. Beginning in 1997, extended service for the Company's products will be provided by a third party. The third-party service provider will be available 24 hours a day, seven days a week to supplement the Company's service organization.

AT&T RELATIONSHIP

  The Company has had a significant strategic relationship with AT&T since 1994. Pursuant to this relationship, Yurie and AT&T entered into the AT&T Agreement in August 1995. The AT&T Agreement, as amended in May 1996, provides for the joint technical evaluation and marketing of the LDR products by Yurie and AT&T, and grants AT&T a three-year exclusive right to market and sell the LDR100 and the LDR200 solely in U.S. federal, state and local government markets, as well as certain foreign government markets. Sales pursuant to the AT&T Agreement have generated a majority of the Company's revenue to date. Under the AT&T Agreement, AT&T has guaranteed minimum annual purchase orders for the LDR200 of $6.5 million, $10.0 million and $10.0 million for calendar years 1996, 1997 and 1998, respectively. In the event that the Company fails to fulfill any of its material obligations under the AT&T Agreement, AT&T could terminate the contract. Such termination would have a material adverse effect on the Company's business, results of operations and financial condition.

CUSTOMERS AND END USERS

  To date, substantially all of the Company's products have been sold to AT&T either for its own use or for resale to government agencies or their support contractors. The principal end users of Yurie's ATM access products have been U.S. government agencies and their support contractors. The Company has recently begun to obtain purchase orders from commercial customers. Among the more than 20 government organizations and commercial customers that have purchased or used the Company's products are:

                     Advanced Research Project Agency/Defense
                      Information Systems Agency Joint Program
                      Office
                     U.S. Army Communications Electronics
                      Command
                     Defense Aerospace Reconnaissance
                      Organization
                     North Atlantic Treaty Organization
                     Naval Research Laboratory

  Although there are more than 20 end users of Yurie's products, the Company's customer base is highly concentrated and a small number of customers has accounted for a significant portion of the Company's total revenue in recent years. Sales to AT&T, either for its own use or for resale to government agencies or their support contractors, accounted for 52.4%, 71.8% and 91.4% of the Company's total revenues in 1994, 1995 and the nine months ended September 30, 1996, respectively. The Company is expanding its sales and marketing efforts to pursue telecommunications service providers and corporate end users.

RESEARCH AND DEVELOPMENT

  The Company's objective is to be a leader in developing new technology for the ATM access market. The Company has established an active research and development program that is focused on the development of new and enhanced products using ATM technology. In particular, the Company's research and development team is seeking to expand the capabilities of the LDR200's interface modules, develop new server modules (such as primary rate ISDN, voice compression and encryption modules), expand network management capabilities and enhance service interworking capabilities. The Company actively solicits product development ideas from telecommunications service providers and end users of the Company's products, and develops additional ideas through participation in industry organizations and international standards bodies such as the ITU and ATM Forum.

  During 1993, 1994, 1995 and the nine months ended September 30, 1996, total research and development expenditures were $8,000, $40,000, $428,000 and $2.4 million, respectively. The Company expects its future research and development expenditures will grow commensurately with its revenue growth. As of October 31, 1996, 43 Company employees were engaged in research and development programs, including hardware and software development, test and engineering support personnel. Approximately two-thirds of the Company's research and development employees hold masters or higher degrees. The Company believes that recruiting and retaining qualified engineering personnel will be essential to its continuing success.

SALES, MARKETING AND DISTRIBUTION

  In order to pursue customers in the telecommunications service provider and corporate end user markets, the Company has expanded its direct sales force and will continue to rely on AT&T to market and sell the LDR products in U.S. federal, state and local government markets, as well as in certain foreign government markets. As of October 31, 1996, the Company had 11 sales personnel in its direct sales organization. Currently, sales offices are located in Phoenix, San Francisco, Los Angeles, Hartford, Chicago, Tampa and Lanham, MD. All of these offices, except those in Phoenix and Lanham, MD are currently located in the homes of sales personnel. In 1997, the Company plans to open sales offices in Dallas, Denver, Seattle, Boston, Houston, Atlanta, Miami and Pittsburgh, all of which are expected to be located in the homes of sales personnel. International sales offices are also planned for 1997 in the U.K. and Singapore.

 Direct Sales

  The Company continues to expand its direct sales force to market the Company's products and to ensure direct contact with its customers. The primary roles of the Company's sales force are (i) to provide support to AT&T and seek additional strategic partners, (ii) to support end users by addressing complex ATM access problems and (iii) to differentiate the features and capabilities of the Company's LDR products from competitive products. In addition, the Company believes that its investment in a direct sales force will help the Company to monitor changing customer requirements, competing products and the development of industry standards.

  Yurie's 11 person direct sales force includes both sales persons and sales engineers. Sales engineers provide support and services for the Company's sales persons and for existing customers. Most of the members of the direct sales force have had significant prior experience in sales with industry-leading networking companies. The average Yurie sales person has had over 10 years of sales experience, and many of the sales persons have had experience selling and managing end user, telecommunications service provider and strategic private label accounts.

 Marketing

  The Company has recently established a marketing program to support the sale and distribution of its products. The objective of this program is to inform potential strategic allies and end users about the capabilities and benefits of the Company's products. The marketing program includes participation in industry trade shows and technical conferences, technology seminars, publication of customer newsletters and technical and educational articles for the trade press and other industry journals. In addition, the Company communicates frequently with its installed base of end users regarding evolving applications for the Company's products.

MANUFACTURING AND SUPPLIERS

  The Company's manufacturing operations consist primarily of materials planning and procurement, test and manufacturing engineering, module testing and quality control. Yurie relies on one manufacturer, Sanmina Corporation, to manufacture the majority of its common equipment circuit packs, backplanes, chassis and printed circuit board assemblies used in the Company's products. Sanmina Corporation manufactures most of these products and assembles them at its New Hampshire facility. Yurie does not have a contract with Sanmina Corporation or any other manufacturer, and all of the Company's products are manufactured pursuant to individual purchase orders. The Company believes that its orders did not represent a significant portion of Sanmina Corporation's total business in 1995. In the past, Yurie has also used several other manufacturers as supplemental sources for backplanes, chassis and printed circuit boards, and may use these manufacturers in the future as necessary. The Company's reliance on a limited number of manufacturers may reduce the Company's flexibility and responsiveness to changes. The Company believes, however, that by using a limited number of manufacturers, it is in a better position to reduce product costs, acquire additional capacity and reduce its capital investment.

  Final testing of the Company's products is performed by the Company at its Lanham, Maryland facility. All products are rigorously tested using automated test equipment prior to shipment to customers. All circuit boards are tested individually. The products are then shipped unassembled to the customers, who use instructions provided by Yurie to assemble the products at their locations.

  Generally, the Company uses industry standard components for its access products. It uses field programmable gate arrays with erasable programmable memory rather than custom integrated circuits in order to maximize its ability to customize products quickly for telecommunications service providers and add product features. Certain components used in the Company's products, including microprocessors and communications chips manufactured by PMC-Sierra, Inc., Hewlett-Packard Company, Integrated Device Technology, Inc., Xilinx, Inc. and Altera Corporation, are currently available from only one supplier. In the past, there have been shortages of certain of these components because of vendor production problems and the inability of suppliers to increase delivery rates. In addition, the Company has experienced shortages of certain other key components. These component shortages and delays have resulted in delays in the shipment of the Company's products, and the component shortages have also resulted in higher component costs. When these components are in short supply, Yurie must compete for them with larger companies that often have longer established relationships with these vendors. Certain components that currently are readily available may become difficult to obtain in the future.

COMPETITION

  While the market for ATM access products is still evolving, the networking industry as a whole is intensely competitive. Among the companies who have already produced ATM access products are ADC Kentrox and OnStream Networks, which recently entered into an agreement to be acquired by 3Com. In addition, Sahara Networks is reportedly developing an ATM access product. Other companies, including Cisco Systems/StrataCom, Cascade Communications, General DataComm and Newbridge Networks, have already developed networking equipment that may be competitive with the Company's products. The Company expects that some of these companies and other networking and computer systems companies may in the future announce plans to develop ATM access products that are directly competitive with the Company's products.

  The Company does not intend to compete solely on the basis of price. Instead, it intends to compete by offering superior features, performance, reliability and flexibility at competitive prices. Yurie's management is adopting this strategy because equipment price is only one component in overall communications costs. WAN bandwidth and network operating expenses generally exceed the total cost of the network equipment for a typical customer.

  As competition in the ATM access market increases, the Company believes that the ATM access industry may be characterized by the intense price competition similar to that present in the broader networking market. In response to this, the Company has already implemented cost improvement measures and will continue to seek ways to improve upon the LDR products' price-to-performance ratio.

INTELLECTUAL PROPERTY, PROPRIETARY INFORMATION AND TECHNICAL KNOW HOW

  The Company believes that its future success depends, in part, upon its ability to develop and protect proprietary technology contained in its products. The Company currently relies upon a combination of trade secret, copyright, patent and trademark laws, as well as contractual restrictions, to establish and protect proprietary rights in its products. The Company also has entered into nondisclosure, noncompete and invention assignment agreements with substantially all of its employees and nondisclosure agreements with certain of its suppliers, distributors and customers so as to limit access to and disclosure of its proprietary information. There can be no assurance that these statutory and contractual arrangements will prove sufficient to deter misappropriation of the Company's technologies or independent third-party development of similar technologies. The Company also possesses and relies upon a valuable body of technical know how related to the design and operation of its products.

  The U.S. Patent and Trademark Office recently issued U.S. Patent No. 5,568,482 to the Company for its LANET protocol. LANET is a significant technological invention that allows ATM to run over transmission media of any speed or quality. The Company intends to provide the technology covered by the LANET patent at no cost to the public because it believes that making the LANET technology freely available to the public would have greater benefits than licensing the technology to third parties or preserving the technology solely for its own use. The Company, however, retains its patent rights in the LANET technology, although third parties are free to use the technology in unmodified form for their own purposes. The Company anticipates that making LANET available at no cost to the public will create demand for and facilitate widespread use of LANET and increase name recognition for Yurie as the developer of LANET.

  Two additional patent applications have been filed for (i) the AQueMan algorithm developed by the Company to regulate and prioritize the flow of traffic in ATM access products and (ii) error-tolerant addressing to enhance the ability to transport ATM cells over noisy links (e.g., wireless circuits). The Company intends to file another patent application within the next six months for a method to simplify authentication and key exchange in the establishment of secure links. The Company does not now intend to make any of the technologies described in these patent applications available to the public at no cost. There can be no assurance that the Company's patent applications will result in issued patents or that the Company's existing patent or future patents will be upheld as valid or prevent the development of competitive products. The failure of the Company to obtain a patent for AQueMan, or to be granted patents for any of its other Company-developed technologies, could have a material adverse effect on the Company's business and its growth prospects.

FACILITIES

  The Company's principal offices are located in a 45,000 square foot facility leased by the Company at 10000 Derekwood Lane, Lanham, MD (a suburb of Washington, DC). Approximately 20.0% of the space in this facility is used or reserved for manufacturing, product development and testing; the balance is used or reserved for sales, marketing and other general and administrative activities. In the event that the Company should decide to relocate, ample alternative space is available for lease in the same area as the current facilities. Relocation would not materially disrupt the Company's operations.

  The Company also leases 10,000 square feet of space for its federal division at 4601 Presidents Drive, Suite 210, Lanham, MD, and sales office space at 3420 East Shea Boulevard, Phoenix, Arizona. Yurie believes that its present facilities are well maintained and in good operating condition although additional facilities may be needed to meet anticipated levels of operations in the foreseeable future.

EMPLOYEES

  On October 31, 1996, Yurie employed 119 individuals on a full-time equivalent basis. Of these, 43 were involved in engineering, 25 were working in applications engineering in the federal division, 16 were employed in sales, marketing and customer support, 17 were engaged in manufacturing, and the remaining 18 were devoted to administration, finance and strategic planning. Approximately one-half of the Company's employees hold masters or higher degrees. The Company considers its relations with its employees to be good and has not experienced any interruption of operations as a result of labor disagreements, nor are there any collective bargaining agreements in place.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The directors, executive officers and key employees of the Company are:

             NAME           AGE                     POSITION
             ----           ---                     --------
   Jeong H. Kim............  36 Chief Executive Officer and Chairman of the
                                 Board of Directors
   Kwok L. Li..............  39 President, Chief Operating Officer and Director
   Barton Y. Shigemura.....  37 Senior Vice President, Sales and Marketing and
                                 Director
   Charles S. Marantz......  50 Vice President, Finance and Administration,
                                 Chief Financial Officer and Treasurer
   Quon S. Chow............  56 Vice President, Engineering
   Anthony J. DeMambro.....  54 Vice President, Operations
   William F. Flynn........  39 Vice President, Federal Division
   Joseph Miller...........  40 Vice President, Marketing
   John J. McDonnell.......  50 Corporate Counsel and Secretary
   Kenneth D. Brody(1).....  53 Director
   Herbert Rabin(1)........  67 Director
   R. James Woolsey(1).....  55 Director
   Henry W. Sterbenz(2)....  52 Vice President, Quality
   Catherine A. Graham(2)..  36 Vice President, Finance

--------
(1) Member of the Audit Committee and Compensation Committee.
(2) Key employee.

  Dr. Kim is the founder of Yurie and has served as Chief Executive Officer and a Director of the Company since its inception in February 1992, as well as President from its inception until March 1996. From 1990 to 1993, Dr. Kim served as Senior Project Engineer with AlliedSignal Technical Services Corporation, a subsidiary of AlliedSignal Inc. Previously, he served as an Engineering Consultant with SFA, Inc., a U.S. Department of Defense contractor and as a Nuclear Submarine Officer in the U.S. Navy. Dr. Kim holds a Ph.D. in Reliability Engineering from the University of Maryland, and an M.S. in Technical Management and a B.E.S. in Electrical Engineering and Computer Science from The Johns Hopkins University.

  Mr. Li has served as President and Chief Operating Officer of the Company since March 1996, a Director since 1995, and Executive Vice President and Chief Technical Officer from August 1994 through March 1996. Mr. Li was employed by Yurie on a part-time basis from its inception in 1992 through August 1994. From 1991 to 1994, Mr. Li was Director of Strategic Planning at WilTel, Inc., an interexchange carrier, and from 1988 to 1991, he was Manager of Fiber Access Systems Development for Bell Northern Research, Inc., a subsidiary conducting technological research and development for Northern Telecom Limited. Mr. Li holds a B.E.S. in Electrical Engineering from The Johns Hopkins University.

  Mr. Shigemura has served as Senior Vice President, Sales and Marketing and a Director of the Company since May 1996. From 1993 to 1996, Mr. Shigemura was Vice President, Marketing and Services and an executive officer for Premisys Communications, Inc., a manufacturer of integrated access products for telecommunications service providers, and from 1990 to 1993, he was Director, Product Line Management for Northern Telecom Limited, a telecommunications equipment manufacturer. Prior to that, he served as an Area Vice President, Sales for General DataComm Industries, Inc., a provider of wide area network and telecommunication products. Mr. Shigemura holds a B.S. in Marketing and Finance from the University of Southern California.

  Mr. Marantz has served as Vice President, Finance and Administration, Chief Financial Officer and Treasurer since August 1996. From 1993 to 1996, he was Director, Mergers and Acquisitions, of Global One, the joint venture among Sprint Corporation, a telecommunications service provider, France Telecom, the French telephone company, and Deutsche Telekom AG, the German telephone company. From 1992 to 1993, he was an independent financial advisor. From 1991 to 1992, he was with LiTel Communications, Inc., an interexchange carrier, first as a division CFO and then as Vice President of Corporate Development. Prior to 1991, Mr. Marantz held Vice President positions with several investment banking firms and was Chief Financial Officer of Omninet Corporation, a satellite communications company. Mr. Marantz holds S.B. and M.S. degrees in aeronautics and astronautics from the Massachusetts Institute of Technology and Stanford University, respectively, and an M.B.A. from the Harvard Business School.

  Mr. Chow has served as Vice President, Engineering of the Company since June 1996. Prior to joining the Company, he spent 30 years with Bell Northern Research, Inc. a subsidiary conducting technological research and development for Northern Telecom Limited, where his last position was Director, Broadband Systems Development. Mr. Chow holds an M.S. and a B.S. in Electrical Engineering from the University of New Brunswick and the University of British Columbia, respectively.

  Mr. DeMambro has served as Vice President, Operations of the Company since October 1996. From 1993 until to joining the Company, he was Vice President of Operations for Steinbrecher Corporation, now Tellabs Wireless, Inc. From 1991 to 1993, he was Director of Operations for Aviv Corporation, a manufacturer of data storage products. From 1989 to 1991 he was Vice President of Manufacturing for EMC/2/ Corporation, also a manufacturer of data storage products.

  Mr. Flynn has served as Vice President, Federal Division of the Company since July 1996, and was Director of Government Programs from May 1994 through June 1996. From 1990 to 1994, he was a Senior Manager, Program Development and Technical Liaison for McDonnell Douglas Aerospace, a manufacturer of aerospace systems. Previously, Mr. Flynn was Marketing Manager, Exploitation Systems for Unisys Defense Systems and a Naval Flight Officer in the U.S. Navy. Mr. Flynn holds an M.B.A. from Averett College and a B.A. in Journalism from the University of South Carolina.

  Mr. Miller has served as Vice President, Marketing since May 1996. From 1993 to 1996, he was Director of Marketing for Premisys Communications, Inc., a manufacturer of integrated access products for telecommunications service providers. From 1986 to 1993, he held various management positions at Network Equipment Technologies, a network equipment company. Mr. Miller holds a B.S. in Business from Golden Gate University.

  Mr. McDonnell has served as Corporate Counsel and Secretary of the Company since June 1996 and is presently employed on a part time basis. He founded Coagulation Diagnostics, Inc., a medical diagnostics device company, in 1995, and serves as its Chief Executive Officer. From 1990 to 1995, he was Counsel with Reed Smith Shaw & McClay, a law firm. He previously served as Executive Vice President and General Counsel for Fairchild Space and Defense Corporation, Senior Vice President and General Counsel for Fairchild Industries, Inc. and Principal Deputy General Counsel of the Department of the Navy. Mr. McDonnell serves on the Boards of Directors of Geraghty and Miller, Inc., an environmental engineering firm and Sequoia National Bank. Mr. McDonnell holds an A.B. from Boston College and a J.D. from Fordham Law School.

  Mr. Brody has served as a Director of the Company since June 1996. Mr. Brody is the founding partner of Winslow Partners LLC, a private equity investment firm in Washington, D.C. From 1993 to 1996, Mr. Brody served as President and Chairman of the Export-Import Bank of the United States. Prior thereto, he was a Partner at Goldman, Sachs & Co., where he served as a member of the firm's Management Committee and founded and headed the high technology investment banking group. Mr. Brody holds an M.B.A. from the Harvard Business School and a B.S. in Electrical Engineering from the University of Maryland.

  Dr. Rabin has served as a Director of the Company since 1995. Dr. Rabin is Director of the Engineering Research Center and Associate Dean of the College of Engineering at the University of Maryland, where he has been Professor of Electrical Engineering since 1983. He was Deputy Assistant Secretary of the Navy (Research, Applied and Space Technology) from 1979 through 1983 and Associate Director of Research at the Naval Research Laboratory from 1971 through 1979. He currently serves as a Director of General Research Corporation International and the National Technological University. Mr. Rabin holds a Ph.D., an M.S. and a B.S. in Physics from the University of Maryland, the University of Illinois and the University of Wisconsin, respectively.

  Mr. Woolsey has served as a Director of the Company since April 1996. Mr. Woolsey served the United States as the Director of Central Intelligence from 1993 to 1995, after which he returned to the law firm of Shea & Gardner, in Washington, DC, where he became a partner in 1979. Mr. Woolsey is a Director of United States Fidelity & Guaranty Company and Sun Healthcare Group, Inc. Mr. Woolsey holds an L.L.B. from Yale Law School, an M.A. from Oxford University and a B.A. from Stanford University.

  Mr. Sterbenz has served as Vice President, Quality of the Company since July 1996 and was Vice President and Secretary from September 1995 through June 1996. From 1987 to 1995, he was a Program Manager at Kaman Sciences Corporation, a systems development and integration company, working in weapon systems engineering and corporate information management. From 1965 to 1987, he served as an officer in the U.S. Army. Mr. Sterbenz holds an M.B.A. from Long Island University, an M.S. in Physics from the Naval Post Graduate School and a B.S. in Engineering from the U.S. Military Academy.

  Ms. Graham has served as Vice President, Finance of the Company since February 1996. From 1994 to 1995, she was a financial consultant with Smith Barney. From 1991 to 1994, she was Chief Financial Officer, Treasurer and Senior Investor Relations Officer at DavCo Restaurants, Inc., a franchisee of Wendy's International, Inc., and from 1988 to 1991, she was Vice President, Structured Finance for MNC Financial, Inc., a bank holding company. Ms. Graham holds an M.B.A. from Loyola College and a B.A. in Economics from the University of Maryland.

BOARD OF DIRECTORS AND COMMITTEES

  The Certificate divides the Board of Directors of the Company into three classes, each class to be as nearly equal in number of directors as possible. Messrs. Shigemura and Brody are Class I directors with their terms of office expiring in 1999, Messrs. Li and Woolsey are Class II directors whose terms will expire in 1998, and Drs. Kim and Rabin are Class III directors whose terms will expire in 1997.

  The Board of Directors has created an Audit Committee and a Compensation Committee. The Audit Committee is responsible for nominating the Company's independent auditors for approval by the Board of Directors; reviewing the scope, results and costs of the audit with the Company's independent auditors; and reviewing the financial statements and audit practices of the Company. The members of the Audit Committee are Messrs. Brody, Rabin and Woolsey (Chairman).

  The Compensation Committee is responsible for administering the Company's Stock Option Plan, described below, and for recommending other compensation decisions to the Board of Directors. The members of the Compensation Committee are Messrs. Brody, Rabin (Chairman) and Woolsey.

EXECUTIVE COMPENSATION

  Summary Compensation. The following table sets forth information concerning compensation for services rendered in all capacities to the Company by the Chief Executive Officer and the three most highly compensated executive officers of the Company other than the Chief Executive Officer for the fiscal year ended December 31, 1995:

                          SUMMARY COMPENSATION TABLE

                                                              LONG-TERM
                                ANNUAL COMPENSATION        COMPENSATION(1)
                         --------------------------------- ---------------
NAME AND PRINCIPAL                          OTHER ANNUAL     RESTRICTED     ALL OTHER
POSITIONS(2)              SALARY   BONUS   COMPENSATION(3)  STOCK AWARDS   COMPENSATION
------------------       -------- -------- --------------- --------------- ------------
Jeong H. Kim(4)......... $206,112 $656,865     $41,346             --            --
 Chief Executive Officer
Kwok L. Li(4)...........  140,851  250,077      25,962        $154,000(5)    $15,940(6)
 President and Chief
 Operating Officer
Henry W. Sterbenz(7)....   29,784   15,000         577             --            --
 Vice President, Quality
William F. Flynn(8).....  107,164   10,000      11,482             --            --
 Vice President, Federal
 Division

--------
(1) There were no stock options granted to the named executive officers in 1995.
(2) Messrs. Shigemura, Chow and Marantz, who joined the Company on May 6, 1996, July 8, 1996 and August 12, 1996, respectively, along with Dr. Kim and Mr. Li, are expected to be included in the Fiscal 1996 Summary Compensation Table.
(3) Includes payments for unused vacation and sick leave and, for Dr. Kim and Messrs. Li and Flynn, the Company's contribution to their pension plans.
(4) The Company has entered into employment agreements with Dr. Kim and Mr. Li. See "--Employment Agreements."
(5) Represents 4,000,000 shares of Common Stock granted to Mr. Li in March 1995. See "--Stock Grants."
(6) Represents reimbursed relocation expenses and applicable associated taxes.
(7) Mr. Sterbenz joined the Company in September 1995.
(8) Mr. Flynn was named Vice President, Federal Division and an Executive Officer in July, 1996. Previously, he served as Director of Government Programs for the Company.

STOCK OPTION PLAN

  Under the Company's Stock Option Plan, stock option awards may be made to eligible employees, consultants, directors and officers of the Company. The Board of Directors of the Company may, in its discretion, grant options to a prospective employee if it determines that such action is in the best interests of the Company's shareholders. The purpose of the Stock Option Plan is to secure for the Company and its shareholders the benefits arising from capital stock ownership by key individuals, who are expected to contribute to the Company's future growth and services. Further, the Stock Option Plan will enable to the Company to attract and retain competent personnel.

  The Stock Option Plan was adopted by the Company's Board of Directors on January 31, 1996 and amended on April 2, 1996, July 18, 1996 and September 6, 1996. The Stock Option Plan will remain effective, unless sooner terminated, until the 3,200,000 shares available for issuance under the Stock Option Plan have been issued pursuant to the exercise of options. The number and kind of shares subject to the Stock Option Plan may be adjusted by the Board to prevent dilution or enlargement of rights in the event of a merger, consolidation, sale of all or substantially all of the assets of the Company, reorganization, reclassification, stock dividend, stock split, reverse stock split or other similar distribution with respect to the outstanding shares of Common Stock. No individual may be granted options to purchase more than 1,500,000 shares of Common Stock in any year under the Stock Option Plan.

  The Stock Option Plan is administered by the Board of Directors, although the Board is authorized to delegate the administration of the Stock Option Plan to a committee. The Board (or the committee) is authorized to modify or amend the Stock Option Plan at any time. The Board (or the committee) is further authorized to select the optionees and determine the terms of the options granted, including: (i) the number of shares subject to each option;
(ii) the exercise price of the option; (iii) when the option becomes exercisable; (iv) the duration of the option and (v) any other appropriate term of the option agreement.

  As of November 7, 1996, options to acquire an aggregate of 2,957,242 shares of Common Stock were outstanding pursuant to the Stock Option Plan. Neither Dr. Kim or Mr. Li hold any options to purchase shares of Common Stock under the Stock Option Plan. Other Executive Officers and key employees have been granted options to purchase shares under the Stock Option Plan as of November 6, 1996 as follows: Barton Y. Shigemura--1,000,000 shares; Charles S. Marantz--100,000 shares; Quon S. Chow--100,000 shares; Anthony J. DeMambro-- 75,000 shares; William F. Flynn--100,000 shares; Joseph Miller--110,000 shares; John J. McDonnell--30,000 shares; Henry W. Sterbenz--50,000 shares; and Catherine A. Graham--50,000 shares. These options have a weighted average exercise price of $0.98 and vest periodically through October 2000.

  The options granted under the Stock Option Plan are not incentive stock options within the meaning of Section 422 of the Internal Revenue Code.

  The Company is now considering whether to adopt a new stock option plan which would provide, among other things, for (i) the automatic grant to all directors on an annual basis of options to acquire a specified number of shares, (ii) the grant of incentive stock options and other nonqualifying stock options to officers, employees, agents and consultants of the Company and (iii) the grant of restricted stock awards and performance awards.

STOCK GRANTS

  The Company has granted shares of stock as compensation to certain of its officers and employees. On May 22, 1995, the Company issued (i) 4,000,000 shares of Common Stock to Kwok L. Li, (ii) 200 shares of Common Stock to each of Joseph Aviles, Jr., David Brooks, Kawaldeep Chadha, John Randy Crout, William F. Flynn, Lawrence Foster, Erin Holiday, Yvonne Julien, Cynthia Kim, William Marshall, Arthur Mobley and Patrick O'Connor and (iii) 200,000 shares of Common Stock to Yung-Lung Ho. On June 14, 1995, the Company issued 4,000 shares of Common Stock to Arthur Mobley and 2,000 shares of Common Stock to David Brooks. See "--Summary Compensation Table."

EMPLOYMENT AGREEMENTS

  The Company entered into employment agreements with Dr. Kim, its Chief Executive Officer, and Mr. Li, its President, on July 31, 1996. Pursuant to the Company's employment agreement with Dr. Kim (the "Kim Employment Agreement"), Dr. Kim will receive an annual salary of $200,000 and bonus of $40,000 or such other amount as the Board of Directors may determine. Dr. Kim's employment is for a one-year term that renews automatically unless terminated by either party. If the Kim Employment Agreement is terminated by the Company for any reason other than "disability" or "cause" or by Dr. Kim for any reason other than "good reason" (as those terms are defined in the Kim Employment Agreement), the Company must make a cash lump sum severance payment equal to Dr. Kim's base salary (as defined in the Kim Employment Agreement) and a "bonus amount" for the then-current year, and continue his benefits for up to one year. Throughout his employment, Dr. Kim is bound by a covenant not to compete, which prevents him from engaging in any business in the United States in which the Company is then involved. Dr. Kim will continue to be bound by this covenant not to compete for one year after his termination. The Kim Employment Agreement also provides for certain registration rights with respect to Dr. Kim's shares of Common Stock pursuant to a registration rights agreement (the "Kim Registration Rights Agreement"). See "Shares Eligible for Future Sale."

  Pursuant to the Company's employment agreement with Mr. Li (the "Li Employment Agreement"), Mr. Li will receive an annual salary of $150,000 and bonus of $30,000 or such other amount as the Board of Directors may determine. Mr. Li's employment is for a one-year term that renews automatically unless terminated by either party. If the Li Employment Agreement is terminated by the Company for any reason other than "disability" or "cause" or by Mr. Li for any reason other than "good reason" (as those terms are defined in the Li Employment Agreement), the Company must make a cash lump sum severance payment equal to Mr. Li's base salary for the then-current year and a "bonus amount" (as defined in the Li Employment Agreement), and continue his benefits for up to one year. Throughout his employment, Mr. Li is bound by a covenant not to compete, which prevents him from engaging in any business in the United States in which the Company is then involved. Mr. Li will continue to be bound by this covenant not to compete for one year after his termination. The Li Employment Agreement also provides for certain registration rights with respect to Mr. Li's shares of Common Stock pursuant to a registration rights agreement (the "Li Registration Rights Agreement"). See "Shares Eligible for Future Sale."

COMPENSATION OF DIRECTORS

  During 1995, each of the Company's independent directors received $5,000 for serving as members of the Board of Directors, and the same amount is expected to be paid for service in 1996. During 1996, Messrs. Rabin, Woolsey and Brody received options to purchase 121,000, 100,000 and 75,000 shares of Common Stock, respectively. These options have a weighted average exercise price of $0.52 and vest periodically over 4 years. In addition, Mr. Brody purchased an option for 1,000,000 additional shares of Common Stock from Dr. Kim. See "Certain Transactions" and "Shares Eligible For Future Sale." The Company intends to consider the adoption of a stock option plan that provides, among other things, for annual automatic option grants to all directors. Directors also are reimbursed for travel and other expenses of attendance at meetings of the Board of Directors or committees thereof.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

  The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The Company's Certificate limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. See "Description of Capital Stock--Certain Provisions of the Company's Certificate of Incorporation and Bylaws."

  The Certificate provides mandatory indemnification rights to any officer or director of the Company who, by reason of the fact that he or she is an officer or director of the Company, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such officer in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

                             CERTAIN TRANSACTIONS

  On July 1, 1996, Dr. Jeong H. Kim and Kenneth D. Brody entered into an option purchase agreement (the "Option Purchase Agreement"), pursuant to which Mr. Brody purchased for $500,000 an option (the "Brody Option") to buy 1,000,000 shares of the Common Stock from Dr. Kim at an exercise price of $4.00 per share. The Brody Option vests in four equal installments, provided that Mr. Brody is still serving or is willing to serve as a director of the Company, on September 3, 1996, December 3, 1996, March 3, 1997 and June 3, 1997, subject to early vesting immediately prior to any "Change of Control Event." A Change of Control Event is defined as any event the result of which is that Dr. Kim ceases to beneficially own 40% of the voting power of the Company's then outstanding voting securities. To secure Dr. Kim's obligations to deliver shares of Common Stock to Mr. Brody upon exercise of the Brody Option, Dr. Kim granted Mr. Brody a security interest in all of the shares of Common Stock subject to the Brody Option. Mr. Brody may assign the Brody Option, in whole or in part, subject to the limitation that each assignee (with the exception of Affiliates and family members) must be assigned a portion of the Brody Option covering at least 200,000 shares of Common Stock. The Brody Option is exercisable for a term of 20 years.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth information known to the Company with respect to the beneficial ownership of Common Stock as of October 31, 1996, by (i) each person who is known by the Company to beneficially own 5% or more of outstanding Common Stock, (ii) each of the Company's directors, (iii) each executive officer named in the Summary Compensation Table, (iv) certain key employees of the Company and (v) all directors, executive officers and key employees of the Company as a group. Unless otherwise indicated, the person or persons named have sole voting and investment power.

                                                SHARES             SHARES
                                          BENEFICIALLY OWNED BENEFICIALLY TO BE
                                               PRIOR TO         OWNED AFTER
                                             OFFERING(1)          OFFERING
                                          ------------------ ------------------
          NAME                              NUMBER   PERCENT   NUMBER   PERCENT
          ----                            ---------- ------- ---------- -------
   Jeong H. Kim(2)(3)...................  15,000,000  72.8%  15,000,000  61.0%
   Kwok L. Li(3)(4).....................   3,750,000  18.2    3,750,000  15.2
   Kenneth D. Brody(5)..................     500,000   2.4      500,000   2.0
   Barton Y. Shigemura..................     250,000   1.2      250,000   1.0
   Quon S. Chow.........................      50,000     *       50,000     *
   Joseph Miller........................      50,000     *       50,000     *
   R. James Woolsey.....................      50,000     *       50,000     *
   Anthony J. DeMambro..................      22,500     *       22,500     *
   William F. Flynn.....................         --    --           --    --
   Catherine A. Graham..................         --    --           --    --
   Charles S. Marantz...................         --    --           --    --
   John J. McDonnell....................         --    --           --    --
   Herbert Rabin........................         --    --           --    --
   Henry W. Sterbenz....................         --    --           --    --
   All executive officers, directors and
    key employees as a group (14
    persons)............................  19,672,500  94.2%  19,672,500  79.1%

--------
 * Less than 1%.
(1) Includes shares issuable pursuant to options exercisable currently or within 60 days of the date of this Prospectus.
(2) Includes 500,000 shares subject to the Brody Option that have not vested and will not vest within 60 days of the date of this Prospectus. In November 1996, Dr. Kim sold 500,000 shares of Common Stock to Amerindo.
(3) Dr. Kim and Mr. Li have granted to the Underwriters a 30-day option to purchase up to 500,000 and 100,000 shares of Common Stock, respectively, solely to cover over-allotments, if any. To the extent the option is exercised in full, Dr. Kim and Mr. Li will beneficially own 14,500,000 shares (58.9%) and 3,650,000 shares (14.8%), respectively.
(4) In May 1995, the Company granted 4,000,000 shares of Common Stock to Mr. Li. In October 1996, he sold 150,000 shares to various employees of the Company. In November 1996, he sold 100,000 shares of Common Stock to Amerindo. Includes 1,000,000 shares owned by Mr. Li's spouse, as to which he disclaims beneficial ownership.
(5) Does not include 500,000 shares subject to the Brody Option that will vest in 1997. See "Certain Transactions."

                         DESCRIPTION OF CAPITAL STOCK

  The Certificate provides that the authorized capital of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of undesignated Preferred Stock, par value $.01 per share. As of November 7, 1996, there were 20,608,400 shares of Common Stock outstanding, held by 20 persons, and no shares of Preferred Stock. In addition, there were outstanding options to acquire 2,957,242 shares of Common Stock.

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

  The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated Preferred Stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

  The Certificate of Incorporation and Bylaws provides that the liability of directors of the Company is eliminated to the fullest extent permitted under
Section 102(b)(7) of the Delaware General Corporation Law. As a result, no director of the Company will be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any willful or negligent payment of an unlawful dividend, stock purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit.

  The Certificate divides the Board of Directors of the Company into three classes, each class to be as nearly equal in number of directors as possible. Messrs. Shigemura and Brody are Class I directors with their terms of office expiring in 1999, Messrs. Li and Woolsey are Class II directors whose terms will expire in 1998, and Drs. Kim and Rabin are Class III directors whose terms will expire in 1997. At each annual meeting of stockholders, directors in each class will be elected for terms of three years to succeed the directors of that class whose terms are expiring. In accordance with the DGCL, directors serving on classified boards of directors may only be removed from office for cause. The Certificate provides that stockholders may take action by the written consent of 66 2/3% of the stockholders, and that a special meeting of stockholders may be called only by the Board of Directors. The Bylaws of the Company provide that stockholders must follow an advance notification procedure for certain stockholder nominations of candidates for the Board of Directors and for certain other stockholder business to be conducted at an annual meeting. These provisions could, under certain circumstances, operate to delay, defer or prevent a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock will be    .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Immediately following this offering, the Company will have outstanding 24,608,400 shares of Common Stock. The 4,000,000 shares of Common Stock offered hereby (4,600,000 if the Underwriters' over-allotment option is exercised in full) will be eligible for public sale without restriction under the Securities Act by persons other than Affiliates of the Company. Sales of shares by affiliates of the Company will be subject to public resale in accordance with Rule 144 under the Securities Act. Approximately 14,580,000 shares of Common Stock have been owned by existing stockholders for more than two years and will be available for public sale pursuant to Rule 144, subject to the volume and other limitations set forth therein. See "Underwriting." The Company and its executive officers, directors and certain stockholders who will beneficially own 20,872,500 outstanding shares immediately following this offering, have agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated.

  In general, under Rule 144 as presently in effect, beginning 90 days after the date of this Prospectus, if a period of at least two years has elapsed since the later of the date shares of Common Stock that are "restricted securities" (as that term is defined in Rule 144) were acquired from the Company or the date they were acquired from an Affiliate of the Company, as applicable, the holder of such restricted shares (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 246,084 shares immediately after the consummation of this offering) or the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the two-year holding period requirement.

  Under Rule 144(k), if a period of at least three years has elapsed since the later of the date restricted shares were acquired from the Company or the date they were acquired from an Affiliate of the Company, as applicable, restricted shares held by a person who is not an Affiliate of the Company at the time of the sale and who has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

  The Company and Mr. Brody entered into a registration rights agreement (the "Brody Registration Rights Agreement") with respect to 1,000,000 shares of Common Stock issuable upon exercise of the Brody Option (the "Brody Shares"). Under the Brody Registration Rights Agreement, Mr. Brody and his assignees (the "Holders") may, beginning 180 days after this Offering (360 days with respect to assignees) and subject to certain limitations, require the Company to file up to three registration statements under the Securities Act ("registration demands") covering the public sale of all or any portion of the Brody Shares, one of which may be for the sale of Brody Shares in an underwritten offering, and two of which must be shelf registration statements. In addition, the Holders have been granted piggyback registration rights with respect to certain registration statements filed by the Company. In any registration, the Company must pay the registration expenses of the Holders, including legal fees of up to $10,000, other than underwriting commissions or discounts. The Company has agreed to indemnify the Holders against certain liabilities, including liabilities under the Securities Act, in connection with the registration of the Brody Shares.

  Pursuant to the Kim Registration Rights Agreement and the Li Registration Rights Agreement (collectively, the "Registration Rights Agreements"), Dr. Kim and Mr. Li were granted registration rights for 15,000,000 shares of Common Stock (the "Kim Shares") and 4,000,000 shares of Common Stock (the "Li Shares"), respectively. The Registration Rights Agreements provide that Dr. Kim and his assignees or

Mr. Li and his assignees, as the case may be, may, beginning 180 days after this offering (360 days with respect to assignees) and subject to certain limitations, make up to five registration demands with respect to the sale of all or any portion of the Kim Shares or the Li Shares, respectively, three of which may be shelf registration statements. Dr. Kim and Mr. Li and their assignees have also been granted piggyback registration rights with respect to certain registration statements filed by the Company. In any registration, the Company must pay the registration expenses of Dr. Kim and Mr. Li and their assignees, including legal fees of up to $10,000, other than underwriting commissions or discounts. The Company has agreed to indemnify Dr. Kim and Mr. Li against certain liabilities, including liabilities under the Securities Act, in connection with the registration of the Kim Shares and the Li Shares.

  Pursuant to a Stock Purchase Agreement between the Company and Amerindo, the Company granted registration rights to Amerindo with respect to 1,000,000 shares of Common Stock (the "Amerindo Shares"). Amerindo acquired the shares on November 7, 1996 from the Company (400,000 shares), Dr. Kim (500,000 shares) and Mr. Li (100,000 shares). The Stock Purchase Agreement provides that Amerindo may, beginning one year after the date of this offering and subject to certain limitations, make one registration demand for a shelf registration for all, but not less than all, of the Amerindo Shares. Amerindo has also been granted piggyback registration rights with respect to certain registration statements filed by the Company. In any registration, the Company must pay the registration expenses of Amerindo, excluding Amerindo's legal fees, underwriting commissions and discounts. The Company has agreed to indemnify Amerindo against certain liabilities, including liabilities under the Securities Act, in connection with the registration of the Amerindo Shares.

  The Company intends to register on Form S-8 under the Securities Act as soon as practicable after this offering, 3,200,000 shares of Common Stock issued or reserved for issuance under the Stock Option Plan. See "Management--Stock Option Plan." Shares registered and issued pursuant to such registration statement will be freely tradable unless held by Affiliates of the Company, for whom resale of the shares will be subject to the volume limitations of Rule 144.

  Prior to this offering, there has been no market for the Common Stock of the Company, and the Company can make no prediction as to the effect, if any, that sales of shares or the availability of shares for sale will have on market prices prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock of the Company in the public market, or the prospect of such sales, could adversely affect the market price of the Common Stock.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated and Wessels, Arnold & Henderson, L.L.C. (collectively, the "Representatives"), have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER
           UNDERWRITER                                                OF SHARES
           -----------                                                ---------
   Alex. Brown & Sons Incorporated...................................
   Wessels, Arnold & Henderson, L.L.C................................
                                                                         ---
     Total...........................................................
                                                                         ===

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $   per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $   per share to certain other dealers. After the initial
public offering, the offering price and other selling terms may be changed by the Representatives.

  Certain stockholders of the Company have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it in the above table bears to the total number of shares offered hereby, and the certain stockholders of Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,000,000 shares are being offered hereby.

  The Underwriting Agreement contains covenants of indemnity and contribution between the Underwriters and the Company regarding certain liabilities, including liabilities under the Securities Act.

  The Company has agreed that until 180 days after the date of this Prospectus, it will not, without the prior written consent of Alex. Brown & Sons Incorporated, sell, offer to sell, issue, or otherwise distribute any shares of Common Stock or any options, rights or warrants with respect to any Common Stock, except for shares issued pursuant to the exercise of options granted under the Company's stock option plan. Further, the executive officers, directors, and certain stockholders of the Company have agreed not to directly or indirectly sell or offer for sale or otherwise dispose of any Common Stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. See "Shares Eligible for Future Sale."

  The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives believed to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant by the Company and the Representatives.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson, Washington, DC. Certain legal matters related to this offering will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

  The financial statements of the Company as of December 31, 1993, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which is part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the Common Stock, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents or provisions of any documents referred to herein are not necessarily complete, and in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

  The Company intends to furnish to its stockholders annual reports containing audited financial statements certified by its independent auditors and quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report.............................................. F-2
Balance Sheets as of December 31, 1994 and 1995 and September 30, 1996
 (Unaudited).............................................................. F-3
Statements of Operations for Years Ended December 31, 1993, 1994 and 1995
 and the Nine Months Ended September 30, 1995 (Unaudited) and 1996
 (Unaudited).............................................................. F-4
Statements of Stockholders' Equity (Deficit) for Years Ended December 31,
 1993, 1994 and 1995, and the Nine Months Ended September 30, 1996
 (Unaudited).............................................................. F-5
Statements of Cash Flows for Years Ended December 31, 1993, 1994 and 1995
 and for the Nine Months Ended September 30, 1995 (Unaudited) and 1996
 (Unaudited).............................................................. F-6
Notes to Financial Statements............................................. F-7

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
 Yurie Systems, Inc.:

  We have audited the accompanying balance sheets of Yurie Systems, Inc. as of December 31, 1994 and 1995, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yurie Systems, Inc. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Washington, DC March 8, 1996 (April 2, 1996, April 3, 1996, July 17, 1996 and November 7, 1996 as to Note 13)

                              YURIE SYSTEMS, INC.

                                 BALANCE SHEETS

                                               DECEMBER 31,
                                           ---------------------  SEPTEMBER 30,
                                             1994        1995         1996
                                           ---------  ----------  -------------
                                                                   (UNAUDITED)
                  ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............... $ 230,188  $3,779,800   $ 6,201,539
  Accounts receivable--trade..............   166,776   1,172,394     1,657,033
  Accounts receivable--other..............     8,130       2,828         4,855
  Inventory...............................       --      654,447     1,276,337
  Deferred offering costs.................       --          --        146,815
  Deferred income taxes...................       --          --        225,608
  Prepaid expenses........................    11,015       5,164       198,847
                                           ---------  ----------   -----------
    Total current assets..................   416,109   5,614,633     9,711,034
                                           ---------  ----------   -----------
PROPERTY AND EQUIPMENT:
  Furniture and equipment.................    47,706      90,250       120,403
  Software................................     4,087      50,622       204,395
  Computer and office equipment...........   157,331     504,481     1,180,495
                                           ---------  ----------   -----------
    Total property and equipment..........   209,124     645,353     1,505,293
  Less accumulated depreciation and amor-
   tization...............................   (13,008)    (89,257)     (237,679)
                                           ---------  ----------   -----------
    Net property and equipment............   196,116     556,096     1,267,614
                                           ---------  ----------   -----------
OTHER ASSETS..............................    15,220      20,938        52,722
                                           ---------  ----------   -----------
                                           $ 627,445  $6,191,667   $11,031,370
                                           =========  ==========   ===========
   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable........................ $  50,056  $  295,591   $ 2,235,197
  Accrued salaries and employee benefits..   189,564     269,386     1,239,795
  Other accrued expenses..................     7,555         893       599,124
  Due to stockholder......................       583         --            --
  Unearned revenue........................   275,437   4,000,000     2,846,235
  Deferred income taxes...................     3,547      64,995           --
  Income taxes payable....................    19,220     432,059       193,139
                                           ---------  ----------   -----------
    Total current liabilities.............   545,962   5,062,924     7,113,490
ACCRUED RENT..............................    18,511      25,661        17,614
DEFERRED INCOME TAXES.....................    18,768         --         57,957
STOCKHOLDERS' EQUITY:
  Preferred Stock, par value $.01, autho-
   rized 10,000,000 shares, none issued...       --          --            --
  Common Stock, par value $.01 per share;
   authorized, 30,000,000 shares in 1994
   and 1995 and 50,000,000 in 1996 (unau-
   dited); issued and outstanding,
   16,000,000 shares at December 31, 1994
   and 1995 and 20,208,400 shares at Sep-
   tember 30, 1996 (unaudited)............   160,000     202,084       202,084
  Additional paid-in capital..............       --      119,939       119,939
  Retained earnings (deficit).............  (115,796)    781,059     3,520,286
                                           ---------  ----------   -----------
    Total stockholders' equity............    44,204   1,103,082     3,842,309
                                           ---------  ----------   -----------
                                           $ 627,445  $6,191,667   $11,031,370
                                           =========  ==========   ===========

                       See notes to financial statements.

                              YURIE SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS

                                                              NINE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                          --------------------------------- ----------------------
                             1993        1994       1995       1995       1996
                          ----------  ---------- ---------- ---------- -----------
                                                                 (UNAUDITED)
REVENUE:
  Product revenue.......  $      --   $      --  $2,869,937 $2,665,537 $13,023,251
  Service revenue.......     194,489   1,143,520  1,992,669  1,044,206   1,622,614
  Other revenue.........         --          --   1,108,333    250,000     391,667
                          ----------  ---------- ---------- ---------- -----------
    Total revenue.......     194,489   1,143,520  5,970,939  3,959,743  15,037,532
COSTS OF REVENUE:
  Cost of product reve-
   nue..................         --          --   1,326,702  1,219,657   4,536,284
  Cost of service reve-
   nue..................     142,988     723,481  1,184,093    696,292   1,094,741
                          ----------  ---------- ---------- ---------- -----------
    Total cost of reve-
     nue................     142,988     723,481  2,510,795  1,915,949   5,631,025
                          ----------  ---------- ---------- ---------- -----------
GROSS PROFIT............      51,501     420,039  3,460,144  2,043,794   9,406,507
                          ----------  ---------- ---------- ---------- -----------
OPERATING EXPENSES:
  Research and develop-
   ment.................       7,524      39,875    427,815     85,990   2,379,923
  Sales and marketing...         --          --         --         --      790,256
  General and adminis-
   trative..............      60,948     219,344  1,588,154  1,284,817   1,733,013
                          ----------  ---------- ---------- ---------- -----------
    Total operating ex-
     penses.............      68,472     259,219  2,015,969  1,370,807   4,903,192
                          ----------  ---------- ---------- ---------- -----------
INCOME (LOSS) FROM
 OPERATIONS.............     (16,971)    160,820  1,444,175    672,987   4,503,315
                          ----------  ---------- ---------- ---------- -----------
OTHER INCOME (EX-
 PENSES)................      (6,134)      1,583     13,341      3,576      62,064
                          ----------  ---------- ---------- ---------- -----------
INCOME (LOSS) BEFORE IN-
 COME TAXES.............     (23,105)    162,403  1,457,516    676,563   4,565,379
PROVISION FOR INCOME
 TAXES..................         --       41,535    560,661    260,253   1,826,152
                          ----------  ---------- ---------- ---------- -----------
NET INCOME (LOSS).......  $  (23,105) $  120,868 $  896,855 $  416,310 $ 2,739,227
                          ==========  ========== ========== ========== ===========
NET INCOME (LOSS) PER
 COMMON SHARE...........  $    (0.00) $     0.01 $     0.04 $     0.02 $      0.13
                          ==========  ========== ========== ========== ===========
WEIGHTED AVERAGE SHARES
 OUTSTANDING............  17,513,050  17,513,050 21,680,706 21,666,976  21,721,450
                          ==========  ========== ========== ========== ===========

                       See notes to financial statements.

                              YURIE SYSTEMS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                            COMMON STOCK     ADDITIONAL  RETAINED
                         -------------------  PAID-IN    EARNINGS
                           SHARES    AMOUNT   CAPITAL   (DEFICIT)     TOTAL
                         ---------- -------- ---------- ----------  ----------
BALANCE, JANUARY 1,
 1993................... 16,000,000 $160,000  $    --   $ (213,559) $  (53,559)
  Net loss..............        --       --        --      (23,105)    (23,105)
                         ---------- --------  --------  ----------  ----------
BALANCE, DECEMBER 31,
 1993................... 16,000,000  160,000       --     (236,664)    (76,664)
  Net income............        --       --        --      120,868     120,868
                         ---------- --------  --------  ----------  ----------
BALANCE, DECEMBER 31,
 1994................... 16,000,000  160,000       --     (115,796)     44,204
  Common stock issu-
   ance.................  4,208,400   42,084   119,939         --      162,023
  Net income............        --       --        --      896,855     896,855
                         ---------- --------  --------  ----------  ----------
BALANCE, DECEMBER 31,
 1995................... 20,208,400  202,084   119,939     781,059   1,103,082
  Net income (Unau-
   dited)...............        --       --        --    2,739,227   2,739,227
                         ---------- --------  --------  ----------  ----------
BALANCE, SEPTEMBER 30,
 1996 (Unaudited)....... 20,208,400 $202,084  $119,939  $3,520,286  $3,842,309
                         ========== ========  ========  ==========  ==========


                       See notes to financial statements.

                              YURIE SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS


                                                             NINE MONTHS ENDED
                             YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                          --------------------------------  ---------------------
                            1993      1994        1995        1995        1996
                          --------  ---------  -----------  ---------  ----------
                                                                (UNAUDITED)
CASH FLOWS FROM OPERAT-
 ING ACTIVITIES:
 Net income (loss)......  $(23,105) $ 120,868  $   896,855  $ 416,310  $2,739,227
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by operating
  activities:
  Depreciation..........     2,575     11,220       76,249     57,186     148,422
  Loss on property and
   equipment............     3,385        --           --         --          --
  Compensation due to
   stock issuance.......       --         --       162,023        --          --
  Deferred income tax-
   es...................       --      22,315       42,680        --     (232,646)
 Changes in assets and
  liabilities:
  Accounts receivable...   (36,963)  (137,943)  (1,000,316)  (508,904)   (486,666)
  Inventory.............       --         --      (654,447)  (167,396)   (621,890)
  Prepaid expenses......       --     (10,665)       5,851     (8,619)   (193,683)
  Other assets..........       100    (15,220)      (5,718)    (5,294)    (31,784)
  Accounts payable and
   accrued expenses.....       --      57,611      238,873    123,177   2,537,837
  Accrued salaries and
   employee benefits....   123,807     15,757       79,822    685,376     970,409
  Income taxes payable..       --      19,220      412,839    242,750    (238,920)
  Due to/from stockhold-
   er...................   (74,441)    50,601         (583)       --          --
  Unearned revenue......       --     275,437    3,724,563   (275,437) (1,153,765)
  Accrued rent..........       --      18,511        7,150        --       (8,047)
                          --------  ---------  -----------  ---------  ----------
   Net cash provided by
    (used in) operating
    activities..........    (4,642)   427,712    3,985,841    559,149   3,428,494
                          --------  ---------  -----------  ---------  ----------
CASH FLOWS FROM INVEST-
 ING ACTIVITIES:
 Purchase of property
  and equipment.........    (4,309)  (202,250)    (436,229)  (243,612)   (859,940)
                          --------  ---------  -----------  ---------  ----------
   Net cash used in in-
    vesting activities..    (4,309)  (202,250)    (436,229)  (243,612)   (859,940)
                          --------  ---------  -----------  ---------  ----------
CASH FLOWS FROM FINANC-
 ING ACTIVITIES:
 Deferred offering
  costs.................       --         --           --         --     (146,815)
                          --------  ---------  -----------  ---------  ----------
   Net cash used in fi-
    nancing activities..       --         --           --         --     (146,815)
                          --------  ---------  -----------  ---------  ----------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS............    (8,951)   225,462    3,549,612    315,537   2,421,739
CASH AND CASH EQUIVA-
 LENTS, BEGINNING OF PE-
 RIOD...................    13,677      4,726      230,188    230,188   3,779,800
                          --------  ---------  -----------  ---------  ----------
CASH AND CASH EQUIVA-
 LENTS, END OF PERIOD...  $  4,726  $ 230,188  $ 3,779,800  $ 545,725  $6,201,539
                          ========  =========  ===========  =========  ==========
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION:
 Cash paid for income
  taxes.................  $    --   $     --   $   105,142  $  91,432  $2,296,000
                          ========  =========  ===========  =========  ==========

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

During 1995, the Company issued 2,104,200 shares of Common Stock that was recorded as compensation expense in the amount of $162,023.


                       See notes to financial statements.

                              YURIE SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Yurie Systems, Inc. (formerly Integrated Systems Technology, Inc.) is a Delaware corporation that was incorporated in February 1992. The Company designs, manufactures, markets and services asynchronous transfer mode ("ATM") access products for telecommunications service providers, corporate end users and government end users. ATM is a standard for packaging and switching digital information that facilitates high speed information transmission with a high degree of efficiency.

  Revenue Recognition--For financial reporting purposes, the Company records revenue from product sales on the ship and bill method. Contract service revenue is primarily generated from cost-reimbursable contracts, including cost-plus-fixed-fee contracts, and is recorded on the basis of reimbursable costs plus a pro rata portion of the fee. A portion of the Company's service revenue is derived from various fixed-price contracts and is accounted for using the percentage-of-completion method. Losses on contracts, if any, are recorded when they become known. Contract costs for services supplied to the U.S. government, including indirect expenses, are subject to audit by the government's representatives. All revenue is recorded in amounts that are expected to be realized upon final settlement.

  Cash and Cash Equivalents--The Company considers all highly liquid temporary investments including those with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of interest bearing accounts.

  Unbilled Receivables--Unbilled receivables include certain costs and a portion of the fee and expected profit which is billable upon completion of the contracts or the completion of certain tasks under terms of the contracts.

  Inventories--Inventory is stated at the lower of cost or market using the first-in, first-out method.

  Depreciation and Amortization--Property and equipment is recorded at cost. The cost of furniture and computer and office equipment is depreciated from the date of installation using the straight-line method over the estimated useful lives of the various classes of property, which range from three to seven years. The costs of software are amortized using the straight-line method over three years.

  Deferred Offering Costs--Legal and other incremental costs associated with raising capital through an initial public offering are capitalized on the balance sheet. Such costs are subsequently netted against the proceeds of the stock offering to which they relate. In the event that the offering is not successful, such costs would be written off to operations in the period in which the related offering is abandoned. There are no deferred costs included in the balance sheets at December 31, 1994 and 1995.

  Income Taxes--The provision for income taxes includes Federal and state income taxes currently payable plus the net change during the year in the deferred tax liability or asset. The current or deferred tax consequences of all events that have been recognized in the financial statements are measured based on provisions of enacted tax law to determine the amount of taxes payable or refundable in future periods.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and in the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

                              YURIE SYSTEMS, INC.

  Concentration of Credit Risk--Financial instruments that potentially subject the Company to concentration of credit risk principally consist of trade accounts receivable. The Company's largest commercial customer accounted for approximately 57%, 66% and 61% of gross accounts receivable as of December 31, 1994 and 1995 and September 30, 1996 (unaudited), respectively. In addition, other customers with balances in excess of 10% accounted for approximately 32%, 23% and 28% of gross accounts receivable as of December 31, 1994 and 1995 and September 30, 1996 (unaudited), respectively. The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support customer receivables. Losses on uncollectible accounts have consistently been within management's expectations and have historically been minimal.

  Net Income (Loss) Per Share--Net income per common and common share equivalents at the effective date of the Registration Statement will be computed based upon the weighted average number of common and common share equivalents, outstanding during the period. Common share equivalents consist of stock options calculated using the treasury stock method. Retroactive restatement has been made for the forty-to-one stock split on January 3, 1995 and the two-to-one stock split on April 3, 1996. Primary and fully diluted earnings (loss) per share are the same. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and options to purchase common stock issued subsequent to November 7, 1995 at prices below the assumed initial public offering price will be included as outstanding for all period presented, using the treasury stock method at the assumed initial public offering price of $10 per share.

  Interim Financial Information--The interim financial data for the nine months ended September 30, 1995 and 1996 is unaudited. The information reflects all adjustments, consisting only of normal, recurring adjustments that, in the opinion of management, are necessary to present fairly the results of operations of the Company for the period indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.

  New Accounting Pronouncements--As of January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for Impairment of Long-Lived Assets to be Disposed Of. The adoption had no effect on the financial position or the results of operations of the Company. SFAS No. 123, Accounting for Stock Based Compensation, becomes effective and will be adopted by the Company as of December 31, 1996. The Company does not plan to adopt the recognition and measurement provisions of SFAS No. 123

2. LINE OF CREDIT

  From January 1, 1995 to June 28, 1996, the Company had a credit agreement with a bank which provided for maximum borrowings of $100,000. At December 31, 1995, there were no borrowings under this agreement.

  On June 28, 1996, the Company entered into a revolving loan agreement with the same bank, which provides for maximum borrowings of $3,000,000, based upon certain percentages of accounts receivable and inventory as borrowing bases. The interest varies from prime to prime plus 1% depending upon the amounts borrowed. The agreement expires on May 31, 1997. At September 30, 1996, there were no borrowings under this agreement.

                              YURIE SYSTEMS, INC.

3. ACCOUNTS RECEIVABLE--TRADE

  Trade accounts receivable consisted of the following:

                                                  DECEMBER 31,
                                               ------------------- SEPTEMBER 30,
                                                 1994      1995        1996
                                               -------- ---------- -------------
                                                                    (UNAUDITED)
   Billed..................................... $ 70,136 $  748,372  $1,325,461
   Unbilled...................................   96,640    424,022     331,572
                                               -------- ----------  ----------
   Total...................................... $166,776 $1,172,394  $1,657,033
                                               ======== ==========  ==========

4. INVENTORY

  Inventory consisted of the following:

                                                     DECEMBER 31,
                                                     ------------- SEPTEMBER 30,
                                                     1994   1995       1996
                                                     ---- -------- -------------
                                                                    (UNAUDITED)
   Raw materials.................................... $--  $246,291  $  849,187
   Work-in-process..................................  --   325,101     187,713
   Finished goods...................................  --    83,055     239,437
                                                     ---- --------  ----------
   Total............................................ $--  $654,447  $1,276,337
                                                     ==== ========  ==========

5. DUE FROM STOCKHOLDER

  During 1993, the Company advanced funds to the sole stockholder and also borrowed funds from the stockholder. The net amount advanced at December 31, 1993 was $50,018. This amount was repaid in full during 1994.

6. UNEARNED REVENUE

  Unearned revenue at December 31, 1995 and September 30, 1996 represents prepayment from AT&T for purchases of products which had not been delivered as of the end of the reporting period.

7. INCOME TAXES

  The provision for income taxes is comprised of the following:

                                                             NINE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                   ------------------------ -------------------
                                   1993    1994     1995      1995      1996
                                   -------------- --------- -------- ----------
                                                                (UNAUDITED)
   Current........................ $ --  $ 19,220 $ 519,700 $229,532 $2,069,899
   Deferred.......................   --    22,315    40,961   30,721   (243,747)
                                   ----- -------- --------- -------- ----------
   Total.......................... $ --  $ 41,535 $ 560,661 $260,253 $1,826,152
                                   ===== ======== ========= ======== ==========

                              YURIE SYSTEMS, INC.

  The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate as follows:

                                                           NINE MONTHS ENDED
                             YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                             ----------------------------  ------------------
                              1993      1994      1995       1995      1996
                             -------   --------  --------  --------  --------
                                                              (UNAUDITED)
   Expected statutory
    amount..................     0.0%      34.0%     34.0%     34.0%     34.0%
   Utilization of NOL
    carryforward............     --        (6.3)      --        --        --
   Benefit of lower tax
    bracket.................     --        (6.3)      --        --        --
   State income taxes, net
    of federal benefit......     --         4.6       4.6       4.6       4.6
   Other....................     --         --       (0.1)     (0.1)      1.4
                             -------   --------  --------  --------  --------
   Effective Rate...........     0.0%      26.0%     38.5%     38.5%     40.0%
                             =======   ========  ========  ========  ========

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes and the impact of available net operating loss carryforwards.

  The tax effect of significant temporary differences, which comprise the deferred tax assets and liabilities are as follows:

                                               DECEMBER 31,
                                             ------------------  SEPTEMBER 30,
                                               1994      1995        1996
                                             --------  --------  -------------
                                                                  (UNAUDITED)
   Deferred tax assets:
     Accrued salaries and employee bene-
      fits.................................. $ 28,621  $    --     $245,873
     Warranty reserve.......................      --        --      100,986
     Deferred rent..........................    7,149     9,987       6,802
                                             --------  --------    --------
       Total deferred tax assets............   35,770     9,987     353,661
                                             --------  --------    --------
   Deferred tax liabilities:
     Depreciation...........................   18,768    25,685      57,957
     Unbilled receivables...................   39,317    49,297     128,053
                                             --------  --------    --------
       Total gross deferred tax liabili-
        ties................................   58,085    74,982     186,010
                                             --------  --------    --------
       Net deferred tax assets (liabili-
        ties)............................... $(22,315) $(64,995)   $167,651
                                             ========  ========    ========

  As a result of operating losses in 1993 and the fact that the Company had a limited operating history, a valuation allowance equal to the deferred tax asset was recorded at December 31, 1993 which resulted in no tax benefit being realized for the period. The Company was profitable for the first time in 1994 which allowed it to release the previously recorded deferred tax asset valuation allowance.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and Cash Equivalents--The carrying amounts reported in the balance sheets for cash and cash equivalents approximates fair value.

    Accounts Receivable and Accounts Payable--The carrying amounts reported in the balance sheets for accounts receivable and accounts payable approximate fair value.

                              YURIE SYSTEMS, INC.

9. COMMITMENTS

  Lease Obligations--The Company currently leases two facilities in Lanham, Maryland, which leases expire in 1998 and 1999. The Company is accounting for the costs of these leases by recognizing rent expense on a straight-line basis over the lease term. Each lease contains an escalation clause, one related to increases in the Consumer Price Index and one providing a fixed 3% annual increase. Both provide options for extension and one provides an option for expansion. The following is a composite schedule, by year, of minimum rental payments as of September 30, 1996 (unaudited):

        YEAR ENDING
        DECEMBER 31,                                                     AMOUNT
        ------------                                                    --------
         1996.........................................................  $ 71,858
         1997.........................................................   398,941
         1998.........................................................   271,212
         1999.........................................................   167,463
                                                                        --------
        Total minimum lease payments..................................  $909,474
                                                                        ========

  Rental expense for the years ended December 31, 1993, 1994 and 1995 was $4,200, $38,500, and $112,615, respectively. Rental expense for the nine months ended September 30, 1995 and 1996 was $78,296 (unaudited) and $180,547 (unaudited) respectively.

  Employment Agreements--The Company has employment agreements with two of its executive officers. The agreements provide for a minimum salary level as well as for bonuses which are determined by the Board of Directors. Each of the employment agreements is for a one year term that renews automatically unless terminated by either party.

10. PENSION PLAN

  Until December 31, 1995, the Company had an employee pension plan, which was administered as a self-employment plan under Internal Revenue Service regulations. It was Company policy to contribute annually an amount equal to 15% of qualified employees' salaries. Pension expense for the years ended December 31, 1993, 1994, and 1995 was $22,767, $38,119 and $93,557,
respectively. There was no expense for the nine months ended September 30, 1995 (unaudited) as no contributions had been approved by the Company. The investment options were employee directed. All employees are fully vested at the end of one year of consecutive service.

  Effective January 1, 1996, the plan is administered as a 401(k) profit sharing plan that covers substantially all full time employees. Employees are eligible to participate upon completion of one year of service and may contribute up to 10% of their annual compensation not to exceed certain statutory limitations. Eligible employees vest in employer contributions and investment earnings thereon in 20% increments over a five year period. Pension expense for the nine months ended September 30, 1996 totaled $33,293 (unaudited).

11. STOCKHOLDERS' EQUITY

  On January 3, 1995, the Board of Directors approved a stock split in the ratio of forty-to-one that increased the number of shares, all held at that time by the President of the Company, from 200,000 to 8,000,000.

                              YURIE SYSTEMS, INC.

12. SIGNIFICANT CUSTOMER

  For the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, approximately 53%, 72% and 91% (unaudited), respectively, of total revenues were generated from sales through or to one customer, AT&T. Included in Other Revenue in the Statement of Operations for the year ended December 31, 1995 and the nine months ended September 30, 1996 are fees of $1,108,333 and $391,667 (unaudited), respectively, earned under an agreement entered into in August 1995 that granted AT&T certain rights to market and sell products of the Company.

  Under an amendment to this agreement in May 1996, AT&T committed to purchase at least $6,500,000, $10,000,000 and $10,000,000 of product in 1996, 1997 and
1998, respectively (unaudited).

13. STOCKHOLDERS' EQUITY--SUBSEQUENT EVENTS

  On April 3, 1996, the Board of Directors recommended, and the shareholders approved, a two-for-one stock split on outstanding shares of common stock as well as options outstanding. At the same time, the option price per share was reduced by 50%.

  The Company's Board of Directors approved a nonstatutory stock option plan effective January 31, 1996, for which 395,800 shares of stock were approved to be issued. On April 2, 1996, the Board of Directors recommended the stock option plan be amended to increase the number of shares available under the Plan to 1,250,000. This increase and the two-for-one stock split approved by the shareholders on April 3, 1996, increased the number of shares available under the plan to 2,500,000. Subsequently, on July 17, 1996, the Board of Directors recommended and the shareholders approved another increase of 700,000 shares, bringing the total number of shares available under the plan to 3,200,000. The exercise price per share was determined based upon estimated fair value on the date of grant. Options are generally exercisable over a four year period.

  On November 7, 1996, the Amerindo Technology Growth Fund Inc. (Amerindo) acquired 400,000 shares of common stock of the Company for a purchase price of $12.00 per share. In addition, Amerindo acquired 600,000 shares from officers of the Company for $12.00 per share. Pursuant to the stock purchase agreement, the Company granted Amerindo certain registration rights that begin one year after the date of the effective date of a registration statement relating to an initial public offering effected by the Company.

  A summary of stock option activity, described above, under the Plan is as follows:

                                                                      NUMBER OF
                                                                       SHARES
                                                                     -----------
                                                                     (UNAUDITED)
   Outstanding, January 1, 1996.....................................        --
   Granted:
     At exercise price of $.52 per share............................  2,103,642
     At exercise price of $2.70 per share...........................    722,600
                                                                      ---------
   Total Granted....................................................  2,826,242
   Exercised........................................................        --
                                                                      ---------
   Outstanding, September 30, 1996..................................  2,826,242
                                                                      =========
   Exercisable options at September 30, 1996........................    271,000
                                                                      =========

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   5
Use of Proceeds..........................................................  13
Dividend Policy..........................................................  13
Capitalization...........................................................  14
Dilution.................................................................  15
Selected Financial Data..................................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  24
Management...............................................................  37
Principal Stockholders...................................................  44
Description of Capital Stock.............................................  45
Shares Eligible For Future Sale..........................................  46
Underwriting.............................................................  48
Legal Matters............................................................  49
Experts..................................................................  49
Additional Information...................................................  49
Index to Financial Statements............................................ F-1

                                  -----------

 UNTIL     , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PAR-TICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                               4,000,000 Shares

                                    [LOGO]

                              YURIE SYSTEMS, INC.

                                 Common Stock


                                 ------------

                                  PROSPECTUS

                                 ------------

                              Alex. Brown & Sons
                                 INCORPORATED

                          Wessels, Arnold & Henderson

                                        , 1996



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Estimated expenses (other than underwriting discounts and commissions) payable by the Company in connection with the sale of the Common Stock offered hereby are as follows:

Registration fee.................................................... $13,939.39
NASD filing fee.....................................................   5,100.00
Nasdaq National Market listing fee..................................
Printing and engraving expenses.....................................
Legal fees and expenses.............................................
Accounting fees and expenses........................................
Blue Sky fees and expenses (including legal fees)...................
Transfer agent and registrar fees and expenses......................
Miscellaneous.......................................................
                                                                     ----------
  Total............................................................. $     *
                                                                     ==========

--------
*  To be supplied by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's Certificate and Bylaws provide that the Company shall indemnify to the fullest extent authorized by the DGCL, each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company or is or was serving as an officer or director of another entity at the request of the Company, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Certificate and Bylaws provide that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition; provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If the Company does not pay a proper claim for indemnification in full within 60 days after a written claim for such indemnification is received by the Company, the Certificate of Incorporation and Bylaws authorize the claimant to bring an action against the Company and prescribe what constitutes a defense to such action.

  Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reason to believe his conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

  Pursuant to Section 102(b)(7) of the DGCL, Article EIGHT of the Company's Certificate eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

  The Company has obtained primary and excess insurance policies insuring the directors and officers of the Company against certain liabilities that they may incur in their capacity as directors and officers. Under such policies, the insurers, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

  Additionally, reference is made to the Underwriting Agreement filed as
Exhibit 1.1 hereto, which provides for indemnification by the Underwriters of the Company, its directors and officers who sign the Registration Statement and persons who control the Company, under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In the three years preceding the filing of this registration statement, the Company has issued shares of Common Stock in the following transactions, each of which was intended to be exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereunder. The shares in each of the following transactions are presented as adjusted for a 2:1 stock split which the Company effected on April 3, 1996.

  On May 22, 1995, the Company issued 4,000,000 shares of Common Stock to Kwok Li as compensation.

  On May 22, 1995, the Company issued 200 shares of Common Stock to each of the following persons as compensation: Joseph Aviles, Jr., David Brooks, Kawaldeep Chadha, John Randy Crout, William Flynn, Lawrence Foster, Erin Holiday, Yvonne Julien, Cynthia Kim, William Marshall, Arthur Mobley and Patrick O'Connor.

  On May 22, 1995, the Company issued 200,000 shares of Common Stock to Yung Lung Ho as compensation.

  On June 14, 1995, the Company issued 4,000 shares of Common Stock to Arthur Mobley as compensation.

  On June 14, 1995, the Company issued 2,000 shares of Common Stock to David Brooks as compensation.

  On November 7, 1996, the Company issued 400,000 shares of Common Stock to Amerindo for $4.8 million.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits:

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   1.1   Form of Underwriting Agreement*
   3.1   Certificate of Incorporation of Yurie Systems, Inc.
   3.2   Bylaws of Yurie Systems, Inc.
   4.1   Specimen Certificate representing the Common Stock
   5.1   Opinion of Fried, Frank, Harris, Shriver & Jacobson as to legality of the securities registered hereunder*
         Yurie Systems, Inc. 1996 Non Statutory Stock Option Plan, as amended
  10.1   September 6, 1996
  10.2   Yurie Systems, Inc. Stock Option 1996 Non Statutory Grant Agreement
  10.3   Jeong H. Kim Employment Agreement, dated as of July 31, 1996
  10.4   Kwok Li Employment Agreement, dated as of July 31, 1996
  10.5   Registration Rights Agreement between Yurie Systems, Inc. and Jeong
         Kim, dated as of July 31, 1996
  10.6   Registration Rights Agreement between Yurie Systems, Inc. and Kwok Li, dated as of July 31, 1996
  10.7   Registration Rights Agreement between Yurie Systems, Inc. and Kenneth
         D. Brody, dated as of July 1, 1996
  10.8   Equity Incentive Agreement between Yurie Systems, Inc., Jeong H. Kim and Kenneth D. Brody, dated as of July 1, 1996
  10.9   Agreement of Lease between Jon Glanz and Yurie Systems, Inc., dated as of May 15, 1996 and First Amendment to Agreement of Lease, dated as of
         July 3, 1996
  10.10  Amended and Restated Agreement between AT&T Corp. Government
         Markets/Defense Markets and Yurie Systems, Inc., dated as of *
  10.11  Stock Purchase Agreement between Yurie Systems, Inc. and Amerindo
         Technology Growth Fund Inc., dated as of October 31, 1996
  11.1   Statement re computation of earnings per share
  23.1   Consent of Deloitte & Touche LLP
         Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
  23.2   Exhibit 5.1)*
  24.1   Power of Attorney (included on page II-5)

  (b) Financial Statement Schedules:

  All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.
--------
* To be filed by amendment

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILINGS ON FORM S-1 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN LANHAM, MARYLAND ON NOVEMBER 7, 1996.

                                          Yurie Systems, Inc.

                                          By:      /s/ Jeong H. Kim
                                             ----------------------------------
                                                       JEONG H. KIM
                                              CHAIRMAN OF THE BOARD AND CHIEF
                                                     EXECUTIVE OFFICER

  The undersigned directors and officers of Yurie Systems, Inc. hereby constitute and appoint Jeong H. Kim as our true and lawful attorney-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-1 and any and all amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and conform all that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

          /s/ Jeong H. Kim             Chairman of the        November 7, 1996
-------------------------------------   Board and Chief
            JEONG H. KIM                Executive Officer

             /s/ Kwok Li               President, Chief       November 7, 1996
-------------------------------------   Operating Officer,
               KWOK LI                  and a Director

       /s/ Barton Y. Shigemura         Senior Vice            November 7, 1996
-------------------------------------   President, Sales
         BARTON Y. SHIGEMURA            and Marketing and a
                                        Director

       /s/ Charles S. Marantz          Vice President,        November 7, 1996
-------------------------------------   Finance and
         CHARLES S. MARANTZ             Administration,
                                        Chief Financial
                                        Officer and
                                        Treasurer (also
                                        serves as Chief
                                        Accounting Officer)

              SIGNATURE                         TITLE                DATE

        /s/ R. James Woolsey            Director              November 7, 1996
-------------------------------------
          R. JAMES WOOLSEY

          /s/ Herbert Rabin             Director              November 7, 1996
-------------------------------------
            HERBERT RABIN

        /s/ Kenneth D. Brody            Director              November 7, 1996
-------------------------------------
          KENNETH D. BRODY

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   1.1   Form of Underwriting Agreement*
   3.1   Certificate of Incorporation of Yurie Systems, Inc.
   3.2   Bylaws of Yurie Systems, Inc.
   4.1   Specimen Certificate representing the Common Stock
   5.1   Opinion of Fried, Frank, Harris, Shriver & Jacobson as to legality of the securities registered hereunder*
         Yurie Systems, Inc. 1996 Non Statutory Stock Option Plan, as amended
  10.1   September 6, 1996
  10.2   Yurie Systems, Inc. Stock Option 1996 Non Statutory Grant Agreement
  10.3   Jeong H. Kim Employment Agreement, dated as of July 31, 1996
  10.4   Kwok Li Employment Agreement, dated as of July 31, 1996
  10.5   Registration Rights Agreement between Yurie Systems, Inc. and Jeong
         Kim, dated as of July 31, 1996
  10.6   Registration Rights Agreement between Yurie Systems, Inc. and Kwok Li, dated as of July 31, 1996
  10.7   Registration Rights Agreement between Yurie Systems, Inc. and Kenneth
         D. Brody, dated as of July 1, 1996
  10.8   Equity Incentive Agreement between Yurie Systems, Inc., Jeong H. Kim and Kenneth D. Brody, dated as of July 1, 1996
  10.9   Agreement of Lease between Jon Glanz and Yurie Systems, Inc., dated as of May 15, 1996 and First Amendment to Agreement of Lease, dated as of
         July 3, 1996
  10.10  Amended and Restated Agreement between AT&T Corp. Government
         Markets/Defense Markets and Yurie Systems, Inc., dated as of July 3,
         1996.
  10.11  Stock Purchase Agreement between Yurie Systems, Inc. and Amerindo
         Technology Growth Fund Inc., dated as of October 31, 1996
  11.1   Statement re computation of earnings per share
  23.1   Consent of Deloitte & Touche LLP
         Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
  23.2   Exhibit 5.1)*
  24.1   Power of Attorney (included on page II-5)

--------
* To be filed by amendment.